SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - Copel

CNPJ/MF 76.483.817/0001-20

State Taxpayer Number 10146326-50

Public Company - CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

QUARTERLY INFORMATION

ITR

June 2010

TABLE OF CONTENTS
ITR JUNE 2010	1
FINANCIAL STATEMENTS	4
FINANCIAL STATEMENTS	4
Balance Sheets	4
BALANCE SHEETS	4
Statement of Operations	7
STATEMENT OF OPERATIONS	7
Statement of Operations Second Quarter Variations	9
STATEMENT OF OPERATIONS SECOND QUARTER VARIATIONS	9
Statement of Changes in Shareholders Equity	10
STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY	10
Statement of Cash Flows	11
STATEMENT OF CASH FLOWS	11
NOTES TO THE QUARTERLY INFORMATION	13
NOTES TO THE QUARTERLY INFORMATION	13
1.1 Operations	13
1.1 Operations	13
1.2 Presentation of the Quarterly Information	14
1.2 Presentation of the Quarterly Information	14
1.3 Changes in the Brazilian Accounting Practices	15
1.3 Changes in the Brazilian Accounting Practices	15
1.4 Cash and Cash Equivalents	16
1.4 Cash and Cash Equivalents	16
1.5 Customers and Distributors	17
1.5 Customers and Distributors	17
1.6 Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná	18
1.6 Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná	18
1.7 Taxes and Social Contribution	20
1.7 Taxes and Social Contribution	20
1.8 Deferred Regulatory Assets - CVA	25
1.8 Deferred Regulatory Assets - CVA	25
1.9 Bonds and Securities	28
1.9 Bonds and Securities	28
1.10 Collaterals and Escrow Accounts	28
1.10 Collaterals and Escrow Accounts	28
1.11 Other Receivables	29
1.11 Other Receivables	29
1.12 Inventories	29
1.12 Inventories	29
1.13 Judicial Deposits	30
1.13 Judicial Deposits	30
1.14 Receivables from Related Parties	31
1.14 Receivables from Related Parties	31
1.15 Investments	32
1.15 Investments	32
1.16 Property, Plant, and Equipment	38
1.16 Property, Plant, and Equipment	38
1.17 Intangible assets	44
1.17 Intangible assets	44
1.18 Loans and Financing	47
1.18 Loans and Financing	47
1.19 Debentures	54
1.19 Debentures	54
1.20 Suppliers	55
1.20 Suppliers	55
1.21 Payroll, Social Charges, and Labor Accruals	57
1.21 Payroll, Social Charges, and Labor Accruals	57
1.22 Post-Employment Benefits	57
1.22 Post-Employment Benefits	57
1.23 Regulatory Charges	59
1.23 Regulatory Charges	59
1.24 Research and Development and Energy Efficiency	59
1.24 Research and Development and Energy Efficiency	59
1.25 Other Accounts Payable	60
1.25 Other Accounts Payable	60
1.26 Contingencies and Reserves for Litigation	60
1.26 Contingencies and Reserves for Litigation	60
1.27 Non-Controlling Shareholding Interests	63
1.27 Non-Controlling Shareholding Interests	63
1.28 Stock Capital	63
1.28 Stock Capital	63
1.29 Gross Revenues from Sales and/or Services	65

1.29 Gross Revenues from Sales and/or Services	65
1.30 Deductions from Gross Revenues	66
1.30 Deductions from Gross Revenues	66
1.31 Operating Costs and Expenses	66
1.31 Operating Costs and Expenses	66
1.32 Interest Income (Expenses), Net	72
1.32 Interest Income (Expenses), Net	72
1.33 Spot Market (CCEE)	72
1.33 Spot Market (CCEE)	72
1.34 Financial Instruments	73
1.34 Financial Instruments	73
1.35 Related-Party Transactions	79
1.35 Related-Party Transactions	79
1.36 Financial Statements by Wholly-Owned Subsidiaries	83
1.36 Financial Statements by Wholly-Owned Subsidiaries	83
1.37 Statement of Operations Broken Down by Company	86
1.37 Statement of Operations Broken Down by Company	86
1.38 Statement of Added Value	87
1.38 Statement of Added Value	87
1.39 Subsequent Event	89
1.39 Subsequent Event	89
COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER	90
COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER	90
1 Distribution	90
1 Distribution	90
1.1 Management	93
1.1 Management93	93
1.2 Investor Relations	94
1.2 Investor Relations	94
1.3 Rates	95
1.3 Rates	95
1.4 Economic and Financial Performance	96
1.4 Economic and Financial Performance	96
OTHER INFORMATION DEEMED MATERIAL BY THE COMPANY (1)	99
OTHER INFORMATION DEEMED MATERIAL BY THE COMPANY (1)	99
COMPOSITION OF THE GROUPS IN CHARGE OF CORPORATE GOVERNANCE	101
COMPOSITION OF THE GROUPS IN CHARGE OF CORPORATE GOVERNANCE	101
INDEPENDENT AUDITOR REPORT ON THE REVIEW OF THE QUARTERLY INFORMATION	102
INDEPENDENT AUDITOR REPORT ON THE REVIEW OF THE QUARTERLY INFORMATION	102

FINANCIAL STATEMENTS

Balance Sheets

as of June 30 and March 31, 2010

(In thousands of reais)

CODE	DESCRIPTION	N. no.	Parent Company			Consolidated
			30/06/2010	31/03/2010	30/06/2010	31/03/2010

1	TOTAL ASSETS		10,397,717	10,331,199	14,063,158	13,854,965
1.01	CURRENT ASSETS		926,854	1,190,650	3,516,167	3,700,425
1.01.01	Cash and Cash Equivalents	4	121,078	383,657	1,476,519	1,695,486
1.01.02	Receivables		805,776	806,993	1,941,715	1,899,824
1.01.02.01	Customers		-	-	1,113,049	1,108,549
1.01.02.01.01	Customers and distributors, net	5	-	-	1,074,102	1,075,595
1.01.02.01.02	Telecommunications services, net		-	-	16,856	12,043
1.01.02.01.03	Distribution of piped gas		-	-	22,091	20,911
1.01.02.02	Other Receivables		805,776	806,993	828,666	791,275
1.01.02.02.01	Dividends receivable	14	688,693	699,274	3,712	7,452
1.01.02.02.02	Service in progress		-	-	95,718	95,012
1.01.02.02.03	CRC transferred to State Government	6	-	-	52,595	50,709
1.01.02.02.04	Taxes and social contribution	7.a	112,096	102,320	231,659	221,520
1.01.02.02.05	Deferred income tax and social contribution	7.b	4,816	5,232	85,453	46,110
1.01.02.02.06	Deferred regulatory assets - CVA	8	-	-	182,372	183,355
1.01.02.02.07	Other regulatory assets		-	-	-	8,763
1.01.02.02.08	Bonds and securities	9	1	1	5,490	3,448
1.01.02.02.09	Collaterals and escrow accounts	10	167	164	116,109	120,364
1.01.02.02.10	Other receivables	11	3	2	55,558	54,542
1.01.03	Inventories	12	-	-	97,933	105,115
1.02	NONCURRENT ASSETS		9,470,863	9,140,549	10,546,991	10,154,540
1.02.01	Long-Term Receivables		1,297,162	1,100,145	2,172,885	1,944,594
1.02.01.01	Sundry Receivables		266,731	91,557	2,172,885	1,944,594
1.02.01.01.01	Customers and distributors, net	5	-	-	50,387	58,035
1.02.01.01.02	Telecommunications services		-	-	-	1,011
1.02.01.01.03	CRC transferred to State Government	6	-	-	1,243,643	1,225,025
1.02.01.01.04	Taxes and social contribution	7.a	-	-	86,872	87,033
1.02.01.01.05	Deferred income tax and social contribution	7.b	66,668	64,879	389,739	363,336
1.02.01.01.06	Deferred regulatory assets - CVA	8	-	-	26,110	41,195
1.02.01.01.07	Bonds and securities	9	-	-	41,858	40,937
1.02.01.01.08	Collaterals and escrow accounts	10	-	-	28,940	24,748
1.02.01.01.09	Judicial deposits	13	198,305	24,920	285,792	86,219
1.02.01.01.10	Other Receivables	11	1,758	1,758	19,544	17,055
1.02.01.02	Receivables from Related Parties	14	1,030,431	1,008,588	-	-
1.02.01.02.01	From subsidiaries		1,030,431	1,008,588	-	-
1.02.02	Permanent Assets		8,173,701	8,040,404	8,374,106	8,209,946
1.02.02.01	Investments	15	8,154,280	8,020,795	439,522	431,982
1.02.02.01.01	Equity in investees		107,590	105,224	419,116	411,576
1.02.02.01.03	Equity in subsidiaries		8,033,067	7,901,948	-	-
1.02.02.01.05	Other investments		13,623	13,623	20,406	20,406
1.02.02.02	Property, Plant, and Equipment	16	-	-	7,752,832	7,619,855
1.02.02.03	Intangible Assets	17	19,421	19,609	181,752	158,109
The accompanying notes are an integral part of these quarterly financial statements.

4

Balance Sheets

as of June 30 and March 31, 2010

 (In thousands of reais)

CODE	DESCRIPTION	N. no.	Parent Company			Consolidated
			30/06/2010	31/03/2010	30/06/2010	31/03/2010

2	TOTAL LIABILITIES		10,397,717	10,331,199	14,063,158	13,854,965
2.01	CURRENT LIABILITIES		98,989	168,868	1,706,597	1,672,557
2.01.01	Loans and financing	18	16,509	9,294	88,446	77,760
2.01.02	Debentures	19	18,699	4,518	18,699	4,518
2.01.03	Suppliers	20	679	664	545,305	557,410
2.01.04	Taxes, fees, and contributions	7.a	55,996	69,570	363,873	330,830
2.01.05	Deferred income tax and social contribution	7.b	-	-	62,006	65,583
2.01.06	Dividends payable		5,469	84,630	7,665	91,233
2.01.07	Payroll, social charges, and labor accruals	21	174	158	154,718	173,305
2.01.08	Other		1,463	34	465,885	371,918
2.01.08.01	Post-employment benefits	22	63	29	23,807	20,930
2.01.08.02	Deferred regulatory liabilities - CVA	8	-	-	121,745	71,001
2.01.08.03	Other regulatory liabilities		-	-	41,402	4,189
2.01.08.04	Regulatory charges	23	-	-	49,978	46,826
2.01.08.05	R & D and Energy Efficiency	24	-	-	114,633	112,779
2.01.08.06	Other accounts payable	25	1,400	5	114,320	116,193
2.02	NONCURRENT LIABILITIES		1,109,013	1,108,289	2,844,836	2,815,409
2.02.01	Noncurrent liabilities		1,109,013	1,108,289	2,844,836	2,815,409
2.02.01.01	Loans and financing	18	387,728	389,595	829,980	844,026
2.02.01.02	Debentures	19	600,000	600,000	600,000	600,000
2.02.01.03	Contingencies and Reserve for Litigation	26	35,598	34,437	491,171	486,360
2.02.01.06	Other		85,687	84,257	923,685	885,023
2.02.01.06.01	Suppliers	20	-	-	160,477	168,103
2.02.01.06.02	Taxes and social contributions	7.a	85,687	84,257	136,547	133,883
2.02.01.06.03	Deferred income tax and social contribution	7.b	-	-	17,127	22,594
2.02.01.06.04	Post-employment benefits	22	-	-	357,370	356,442
2.02.01.06.05	Deferred regulatory liabilities - CVA	8	-	-	59,784	23,667
2.02.01.06.06	Other regulatory liabilities		-	-	-	15
2.02.01.06.07	R & D and Energy Efficiency	24	-	-	114,343	102,309
2.02.01.06.08	Deferred revenues		-	-	74,994	74,994
2.02.01.06.09	Other payables	25	-	-	3,043	3,016
2.04	NON-CONTROLLING SHAREHOLDERS' INTERESTS 27		-	-	322,010	312,957
2.05	SHAREHOLDERS' EQUITY		9,189,715	9,054,042	9,189,715	9,054,042
2.05.01	Paid-in stock capital	28	6,910,000	4,460,000	6,910,000	4,460,000
2.05.02	Capital Reserves		-	838,340	-	838,340
2.05.04	Profit Reserves		1,920,061	3,531,721	1,920,061	3,531,721
2.05.04.01	Legal reserves		428,912	428,912	428,912	428,912
2.05.04.02	Retained earnings		1,491,149	3,102,809	1,491,149	3,102,809
2.05.06	Accrued Earnings		359,654	223,981	359,654	223,981
The accompanying notes are an integral part of these quarterly financial statements.
(In thousands of reais)

5

Statement of Operations

as of June 30, 2010 and June 30, 2009

(In thousands of reais, except net income per share)

CODE	DESCRIPTION	N. no.	Parent Company			Consolidated
			30/06/2010	30/06/2009	30/06/2010	30/06/2009
3	STATEMENT OF OPERATIONS
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	29	-	-	4,629,457	4,217,412
3.01.01	Electricity sales to final customers		-	-	1,758,756	1,525,931
3.01.02	Electricity sales to distributors		-	-	745,080	653,724
3.01.03	Use of the power grid		-	-	1,859,279	1,770,443
3.01.04	Telecommunications revenues		-	-	60,934	49,211
3.01.05	Distribution of piped gas		-	-	148,456	128,958
3.01.06	Other operating revenues		-	-	56,952	89,145
3.02	DEDUCTIONS FROM GROSS REVENUES	30	-	-	(1,690,406)	(1,503,922)
3.03	NET REVENUES FROM SALES AND/OR SERVICES		-	-	2,939,051	2,713,490
3.04	COST OF SALES AND/OR SERVICES	31	-	-	(2,277,230)	(1,704,875)
3.04.01	Energy purchased for resale		-	-	(1,168,648)	(764,182)
3.04.02	Charges for the use of the power grid		-	-	(348,873)	(264,664)
3.04.03	Personnel and management		-	-	(294,507)	(279,233)
3.04.04	Pension and healthcare plans		-	-	(40,677)	7,338
3.04.05	Materials and supplies		-	-	(32,674)	(26,515)
3.04.06	Raw materials and supplies for electricity generation		-	-	(10,882)	(13,412)
3.04.07	Natural gas and supplies for the gas business		-	-	(69,306)	(69,085)
3.04.08	Third-party services		-	-	(109,973)	(103,540)
3.04.09	Depreciation and amortization		-	-	(185,958)	(181,980)
3.04.10	Other costs		-	-	(15,732)	(9,602)
3.05	GROSS OPERATING INCOME		-	-	661,821	1,008,615
3.06	OTHER INCOME (EXPENSES)		358,299	564,764	(112,450)	(147,237)
3.06.01	Sales expenses	31	-	-	(25,441)	(24,424)
3.06.02	General and administrative expenses	31	(6,853)	(7,371)	(157,740)	(157,281)
3.06.03	Interest income (expenses)	32	14,753	7,971	139,830	94,161
3.06.03.01	Interest income		62,119	62,580	240,253	188,316
3.06.03.02	Interest expenses		(47,366)	(54,609)	(100,423)	(94,155)
3.06.05	Other Operating Expenses	31	(15,407)	4,063	(124,852)	(81,174)
3.06.05.01	Other revenues (expenses), net		(15,407)	4,063	(124,852)	(81,174)
3.06.06	Equity in results of investees	15	365,806	560,101	55,753	21,481
3.07	OPERATING INCOME (LOSSES)		358,299	564,764	549,371	861,378
3.09	INCOME (LOSSES) BEFORE TAXES/EQ. INVESTMENTS		358,299	564,764	549,371	861,378
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONT.	7.c	(1,983)	(1,233)	(296,497)	(228,427)
3.11	DEFERRED INCOME TAX	7.c	3,338	(1,467)	122,106	(57,875)
3.14	NON-CONTROLLING SHAREHOLDERS' INTERESTS	27	-	-	(15,326)	(13,012)
3.15	NET INCOME FOR THE PERIOD		359,654	562,064	359,654	562,064

	NET INCOME PER SHARE - in reais		1.3143	2.0539
The accompanying notes are an integral part of these quarterly financial statements.
(In thousands of reais, except net income per share)

6

Statement of Operations – Second Quarter Variations

For the quarters ended on June 30, 2010 and 2009

(In thousands of reais)

CODE	DESCRIPTION				Consolidated
		01/04/2010	01/01/2010	01/04/2009	01/01/2009
		to 30/06/2010	to 30/06/2010	to 30/06/2009	to 30/06/2009
3	STATEMENT OF OPERATIONS
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	2,284,901	4,629,457	2,139,871	4,217,412
3.01.01	Electricity sales to final customers	876,350	1,758,756	773,252	1,525,931
3.01.02	Electricity sales to distributors	364,594	745,080	319,141	653,724
3.01.03	Use of the power grid	906,871	1,859,279	900,842	1,770,443
3.01.04	Telecommunications revenues	30,936	60,934	25,596	49,211
3.01.05	Distribution of piped gas	77,600	148,456	66,665	128,958
3.01.06	Other operating revenues	28,550	56,952	54,375	89,145
3.02	DEDUCTIONS FROM GROSS REVENUES	(846,760)	(1,690,406)	(783,010)	(1,503,922)
3.03	NET REVENUES FROM SALES AND/OR SERVICES	1,438,141	2,939,051	1,356,861	2,713,490
3.04	COST OF SALES AND/OR SERVICES	(1,138,608)	(2,277,230)	(824,576)	(1,704,875)
3.04.01	Energy purchased for resale	(581,739)	(1,168,648)	(334,842)	(764,182)
3.04.02	Charges for the use of the power grid	(164,307)	(348,873)	(141,963)	(264,664)
3.04.03	Personnel and management	(154,045)	(294,507)	(149,365)	(279,233)
3.04.04	Pension and healthcare plans	(20,097)	(40,677)	3,776	7,338
3.04.05	Materials and supplies	(18,666)	(32,674)	(14,705)	(26,515)
3.04.06	Raw materials and supplies for electricity generation	(5,323)	(10,882)	(7,719)	(13,412)
3.04.07	Natural gas and supplies for the gas business	(35,155)	(69,306)	(31,419)	(69,085)
3.04.08	Third-party services	(57,752)	(109,973)	(55,330)	(103,540)
3.04.09	Depreciation and amortization	(93,162)	(185,958)	(90,276)	(181,980)
3.04.10	Other costs	(8,362)	(15,732)	(2,733)	(9,602)
3.05	GROSS OPERATING INCOME	299,533	661,821	532,285	1,008,615
3.06	OTHER INCOME (EXPENSES)	(82,278)	(112,450)	(84,152)	(147,237)
3.06.01	Sales expenses	(12,576)	(25,441)	(13,451)	(24,424)
3.06.02	General and administrative expenses	(86,563)	(157,740)	(92,326)	(157,281)
3.06.03	Interest income (expenses)	73,347	139,830	61,623	94,161
3.06.03.01	Interest income	120,289	240,253	100,545	188,316
3.06.03.02	Interest expenses	(46,942)	(100,423)	(38,922)	(94,155)
3.06.05	Other Operating Expenses	(70,725)	(124,852)	(50,305)	(81,174)
3.06.05.01	Other revenues (expenses), net	(70,725)	(124,852)	(50,305)	(81,174)
3.06.06	Equity in results of investees	14,239	55,753	10,307	21,481
3.07	OPERATING INCOME (LOSSES)	217,255	549,371	448,133	861,378
3.09	INCOME (LOSSES) BEFORE TAXES/EQ. INVESTMENTS	217,255	549,371	448,133	861,378
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONT.	(146,447)	(296,497)	(122,129)	(228,427)
3.11	DEFERRED INCOME TAX	74,345	122,106	(26,794)	(57,875)
3.14	NON-CONTROLLING SHAREHOLDERS' INTERESTS	(9,480)	(15,326)	(9,217)	(13,012)
3.15	NET INCOME FOR THE PERIOD	135,673	359,654	289,993	562,064
The accompanying notes are an integral part of these quarterly financial statements.
(In thousands of reais)

7

Statement of Changes in Shareholders’ Equity

as of June 30, 2010

(In thousands of reais)

	Stock	Capital	Legal	Retained	Accrued
	capital	reserves	reserve	earnings	earnings	Total
Balance as of March 31, 2010	4,460,000	838,340	428,912	3,102,809	223,981	9,054,042
Net income for the quarter	-	-	-	-	135,673	135,673
Stock capital increase	2,450,000	(838,340)	-	(1,611,660)	-	-
Balance as of June 30, 2010	6,910,000	-	428,912	1,491,149	359,654	9,189,715

	Stock	Capital	Legal	Retained	Accrued
	capital	reserves	reserve	earnings	earnings	Total
Balance as of December 31, 2009	4,460,000	838,340	428,912	3,102,809	-	8,830,061
Net income for the quarter	-	-	-	-	359,654	359,654
Stock capital increase	2,450,000	(838,340)	-	(1,611,660)	-	-
Balance as of June 30, 2010	6,910,000	-	428,912	1,491,149	359,654	9,189,715

The accompanying notes are an integral part of these quarterly financial statements.

8

Statement of Cash Flows

for the periods ended on June 30, 2010 and 2009

(In thousands of reais)

	Note	Parent Company			Consolidated
		2010	2009	2010	2009

Cash flows from operating activities
Net income for the period		359,654	562,064	359,654	562,064

Adjustments for the reconciliation of net income with the generation of cash by operating activities:
Allowance for doubtful accounts	31.f	-	-	10,942	10,579
Depreciation	16	-	-	198,070	193,049
Amortization of intangible assets - concession	17	377	377	1,915	1,914
Amortization of intangible assets - other	17	-	-	1,493	1,716
Unrealized monetary and exchange variations, net		3,596	11,749	(31,379)	21,881
Result of equity in subsidiaries and investees	15	(365,806)	(560,101)	(55,753)	(21,481)
Deferred income tax and social contribution		(3,338)	1,467	(122,106)	57,875
Variations in regulatory assets and liabilities (CVA), net	8	-	-	247,862	(168,156)
Variations in other regulatory assets and liabilities, net		-	-	50,506	(9,057)
Reserve for litigation	26	15,195	(4,003)	40,314	40,144
Provision (reversal) for post-employment benefits	22	-	-	13,912	(47,994)
Provision for R&D and energy efficiency	24	-	-	17,370	10,872
Write-off of investments	15	6	-	6	-
Write-off of property, plant, and equipment, net	16	-	-	11,785	9,703
Write-off of intangible assets, net	17	-	-	10	233
Noncontrolling shareholders' interests		-	-	15,326	13,012

Decrease (increase) in assets
Customers and distributors		-	-	(33,580)	18,220
Telecommunications services		-	-	(7,276)	(3,502)
Distribution of piped gas		-	-	(7,365)	2,692
Interest on shareholders' equity and dividends received from investees		19,965	635,966	13,346	10,561
Construction in progress		-	-	(3,246)	(11,250)
CRC transferred to State Government	6	-	-	64,547	65,484
Recoverable taxes		3,820	10,425	81,827	(9,022)
Inventories		-	-	(3,743)	(13,631)
Judicial deposits		(176,566)	542	(229,192)	27,936
Other receivables		-	1,359	(21,434)	(28,903)

Increase (decrease) in liabilities
Loans and financing - interest paid	18	(14,587)	(22,984)	(48,156)	(58,523)
Debentures - interest paid	19	(25,577)	(50,519)	(41,258)	(62,017)
Reserve for litigation	26	(2,316)	-	(8,477)	(14,336)
Suppliers		100	515	(22,467)	16,821
Taxes and social contribution		(47,446)	(21,732)	(94,822)	(56,666)
Payroll and labor accruals		(97)	(75)	(52,239)	(7,752)
Post-employment benefits		18	(15)	(8,216)	(6,823)
Regulatory charges		-	-	20,455	(5,981)
Research and development and energy efficiency		-	-	(6,874)	(22,401)
Other accounts payable		1,385	3	(5,983)	(6,727)
Noncontrolling shareholders' interests		-	-	(853)	(3,511)
Net cash provided (used) by operating activities		(231,617)	565,038	344,921	507,023
(next page)

9

Statement of Cash Flows

for the periods ended on June 30, 2010 and 2009

(In thousands of reais)

(continued)
	Note	Parent Company			Consolidated
		2010	2009	2010	2009

Cash flows from investing activities
Bonds and securities		78,958	-	73,618	-
Collaterals and escrow accounts		-	(14)	952	3,736
Additions to investments	15	(126,146)	(21)	(148)	(21)
Additions to property, plant, and equipment	16	-	-	(470,064)	(439,288)
Additions to intangible assets	17	-	-	(53,563)	(16,245)
Customer contributions	16	-	-	32,131	34,747
Proceeds from sale of property, plant, and equipment	16	-	-	203	1,691
Net cash used by investing activities		(47,188)	(35)	(416,871)	(415,380)

Cash flows from financing activities
Paid-in stock capital in subsidiaries by non controlling shareholders	27	-	-	54,000	-
Loans and financing from third parties	18	-	-	80,059	30,315
Payment of the principal amount of loans and financing	18	-	-	(19,840)	(25,134)
Payment of the principal amount of debentures	19	-	(133,360)	(177,908)	(140,570)
Dividends and interest on capital paid		(79,161)	(224,709)	(83,994)	(238,248)
Net cash used by financing activities		(79,161)	(358,069)	(147,683)	(373,637)

Increase (decrease) in cash and cash equivalents		(357,966)	206,934	(219,633)	(281,994)

Cash and cash equivalents at the beginning of the period	4	479,044	318,455	1,696,152	1,813,576
Cash and cash equivalents at the end of the period	4	121,078	525,389	1,476,519	1,531,582
Variation in cash and cash equivalents		(357,966)	206,934	(219,633)	(281,994)

The accompanying notes are an integral part of these financial statements

Supplemental cash flow information

Income tax and social contribution paid on net income		-	5,422	270,412	240,756

10

NOTES TO THE QUARTERLY INFORMATION

as of June 30, 2010

(in thousands of reais, except where otherwise indicated)

1.    Operations

Companhia Paranaense de Energia - COPEL (COPEL, the Company or the Parent Company) is a public company with shares traded on Corporate Governance Level 1 of the Special Listings of the São Paulo Stock Exchange (BOVESPA) and on stock exchanges in the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy - MME. Additionally, COPEL takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water supply and sanitation.

COPEL’s wholly-owned subsidiaries are: Copel Geração e Transmissão S.A., Copel Distribuição S.A., and Copel Telecomunicações S.A.

COPEL Geração e Transmissão has a 51% stake in Consórcio Energético Cruzeiro do Sul, an independent power producer which won the concession for the Mauá Hydroelectric Power Plant.

The other companies controlled by COPEL are:  Companhia Paranaense de Gás – Compagas (51%), Elejor – Centrais Elétricas do Rio Jordão S.A. (70%), UEG Araucária Ltda. (20% owned by COPEL and 60% owned by COPEL Geração e Transmissão), Centrais Eólicas do Paraná Ltda. (30% owned by COPEL and 70% owned by COPEL Geração e Transmissão), Dominó Holdings S.A. (45%, controlled jointly with the other shareholders).

UEG Araucária, on December 28, 2006, signed a lease agreement with Petróleo Brasileiro S.A. - Petrobras, a minority shareholder, leasing the Araucária Thermal Power Plant for periods which have been extended several times until December 31, 2011, subject to early termination should UEG Araucária successfully participate at ANEEL-sponsored power auctions. The lease provides for the use of the Araucária Power Plant for power generation by Petrobras, at its own expense; UEG Araucária is entitled to lease payments comprising a fixed and a variable portion, pursuant to the lease agreement.

11

2.           Presentation of the Quarterly Information

Authorization for the publication of this quarterly report was granted at Meeting of the Board of Officers held on August 9, 2010.

The present quarterly information report is in accordance with the accounting practices adopted in Brazil, with the provisions of the Brazilian Corporate Law, as amended by Law no. 11,638/2007 and Law no. 11,941/2009, with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM).

Consolidation

COPEL has consolidated the financial statements of its wholly-owned subsidiaries and of the subsidiaries listed in Note 1.

The financial statements of jointly-controlled subsidiary Dominó Holdings have been adjusted to comply with COPEL’s accounting practices and have been proportionally consolidated, applying COPEL’s ownership percentage to each item of these statements.

All other subsidiaries observe the same accounting practices adopted by COPEL. The accounting practices adopted in the preparation of this quarterly report are consistent with those adopted in the financial statements as of December 31, 2009.

The dates of the financial statements of investees, which have been used for the calculation of the results of equity in these companies and for consolidation purposes, coincide with those of the Parent Company.

The Parent Company’s investments in its subsidiaries, their shareholders’ equities, as well as the balances of assets, liabilities, revenues, costs, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the non controlling interests are shown separately in the balance sheets and in the statement of operations.

Expenditures in connection with Consórcio Energético Cruzeiro do Sul are recorded as property, plant, and equipment in progress, proportionally to COPEL’s share in the consortium (Note 16.d).

The balance sheets and the statements of operations of the wholly-owned subsidiaries and other subsidiaries are featured in Note 36, and their statements of operations are featured in Note 37, reclassified for the purpose of ensuring consistency with the account classification adopted by COPEL.

12

We have not identified any adjustments which could have an impact on the Company’s income and on its shareholders’ equity as of June 30, 2009.

3.           Changes in the Brazilian Accounting Practices

With the enactment of Law no. 11,638/2007, which has updated the Brazilian corporate legislation so as to bring the accounting practices adopted in Brazil closer to the International Financial Reporting Standards (IFRS), new technical accounting rules and pronouncements have been published, in compliance with the IFRS, by the Accounting Pronouncements Committee (CPC).

COPEL, pursuant to CVM Ruling no. 603/09, has chosen to present its quarterly information reports during 2010 in accordance with the accounting practices in effect until December 31, 2009 and to adjust the 2009 data according to these practices, for purposes of comparison, at least until the 2010 financial statements are presented.

The technical pronouncements issued by CPC and approved by CVM rulings, for mandatory application as of 2010, and the technical interpretations (ICPCs) applicable to COPEL, in light of its operations, are:

13

CPC / ICPC	Title
CPC 15	Business combinations
CPC 16	Inventories
CPC 18	Investments in subsidiaries and investees
CPC 19	Investments in Joint Ventures
CPC 20	Cost of loans
CPC 21	Interim statements
CPC 22	Information by segments
CPC 23	Accounting policies, changes in estimates, and error correction
CPC 24	Subsequent event
CPC 25	Provisions, contingent liabilities, and contingent assets
CPC 26	Presentation of financial statements
CPC 27	Property, Plant, and Equipment
CPC 30	Revenues
CPC 31	Noncurrent assets maintained for sale and discontinued operations
CPC 32	Taxes on income
CPC 33	Employee benefits
CPC 36	Consolidated statements
CPC 37	Initial adoption of international accounting standards (IFRS 1)
CPC 38	Financial instruments: recognition and measurement
CPC 39	Financial instruments: presentation
CPC 40	Financial instruments: evidence
CPC 43	Initial adoption of CPC Pronouncements 15 to 40
ICPC 01	Concession agreements (IFRIC 12)
ICPC 03	Complementary aspects of leasing operations (IFRIC 4, SIC 15, and SIC 27)
ICPC 08	Accounting for proposed dividend payments
ICPC 09	Individual financial statements, separate financial statements, consolidated financial statements, and application of the equity method
ICPC 10	Interpretation of the initial application to p., p.,& e. and investment assets of technical pronouncements CPCs 27,28,37, and 43

The Company is currently reviewing and quantifying the impacts of the changes introduced by these new pronouncements, given their complexity and scope. In the case of identification of adjustments resulting from the adoption of the new accounting practices as of January 1, 2010, COPEL will assess the effects these changes would have had on its 2009 financial statements, for purposes of comparison, as if they had been in effect since the beginning of the fiscal year ended of December 31, 2009.

4.           Cash and Cash Equivalents

.
		Parent Company		Consolidated
	30.06.2010	31.03.2010	30.06.2010	31.03.2010
Cash and banks	1,819	387	64,287	64,863
Short term investments
Federal banks	119,259	383,270	1,408,863	1,628,227
Private banks	-	-	3,369	2,396
	119,259	383,270	1,412,232	1,630,623
	121,078	383,657	1,476,519	1,695,486

14

Short-term investments are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These short-term investments comprise Certificates of Deposit (CDs) issued by official banks; transactions with buyback commitments - the issuer (Bank) is committed to buying a security back, and the buyer is committed to selling it; and quotas in investment funds which hold government issued securities (managed by official banks). These investments have yielded on average 100% of the variation of the Interbank Deposit Certificate rate as of June 30, 2010 and March 31, 2010.

5.           Customers and Distributors

		Not yet	Overdue for	Overdue for		Consolidated
		due	up to 90 days	over 90 days		Total
					30.06.2010	31.03.2010
Consumers
Residential		112,994	76,450	7,856	197,300	192,035
Industrial		115,745	16,659	36,790	169,194	164,027
Commercial		70,328	22,854	4,988	98,170	107,716
Rural		13,566	5,986	255	19,807	23,627
Government agencies		25,151	1,596	2,489	29,236	29,756
Public lighting		13,952	62	185	14,199	13,551
Public services		12,174	77	10	12,261	12,140
Unbilled supply		163,618	-	-	163,618	166,785
Installment receivables - current		88,055	4,191	12,965	105,211	97,213
Installment receivables - noncurrent		40,459	-	-	40,459	55,165
Low income customer rates		29,069	-	-	29,069	17,387
Penalties on overdue bills		3,290	4,196	3,368	10,854	10,411
State Government-"Luz Fraterna" Program		4,025	-	-	4,025	10,318
Other receivables		9,941	11,731	22,792	44,464	40,447
Other receivables - noncurrent		9,928	-	-	9,928	2,870
		712,295	143,802	91,698	947,795	943,448
Distributors
Electricity sales
CCEAR - auction		116,478	-	-	116,478	126,071
Bilateral contracts		29,976	-	123	30,099	28,230
Electricity sales - CCEE (Note 33)		55,555	-	105	55,660	57,333
Reimbursement to generation companies		79	-	21	100	223
		202,088	-	249	202,337	211,857
Charges for use of the power grid
Power grid		15,271	-	2,378	17,649	16,414
Basic Network and connection grid		21,037	285	216	21,538	21,593
		36,308	285	2,594	39,187	38,007
Allowance for doubtful accounts (a)		-	-	(64,830)	(64,830)	(59,682)
		950,691	144,087	29,711	1,124,489	1,133,630
30.06.2010	Current	900,304	144,087	29,711	1,074,102
	Noncurrent	50,387	-	-	50,387
31.03.2010	Current	883,255	165,292	27,048		1,075,595
	Noncurrent	58,035	-	-		58,035

15

a)     Allowance for doubtful accounts

COPEL’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

		Additions/
	Consolidated	(reversals)		Consolidated
	31.12.2009		30.06.2010	31.03.2010
Consumers and distributors
Residential	6,245	6,819	13,064	9,905
Industrial	40,101	2,597	42,698	41,534
Commercial	5,863	1,364	7,227	6,459
Rural	185	(111)	74	63
Government agencies	1,272	116	1,388	1,367
Public lighting	149	4	153	149
Public services	-	2	2	2
Concession and permission holders	203	21	224	203
	54,018	10,812	64,830	59,682

The applied criteria, in addition to taking into account management’s experience as far as the record of actual losses, also comply with the parameters recommended by ANEEL.

6.           Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná

By means of a fourth amendment dated January 21, 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.a., with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

16

Maturity of long-term installments

		Consolidated
	30.06.2010	31.03.2010
2011	28,319	41,053
2012	59,448	57,914
2013	63,401	61,766
2014	67,618	65,873
2015	72,115	70,254
2016	76,911	74,927
2017	82,026	79,910
2018	87,481	85,224
2019	93,299	90,892
2020	99,503	96,937
2021	106,121	103,383
2022	113,178	110,259
2023	120,705	117,592
After 2023	173,518	169,041
	1,243,643	1,225,025

Changes in CRC balances

	Current	Noncurrent	Consolidated
Balances	assets	assets	Total
As of December 31, 2009	49,549	1,205,025	1,254,574
Interest	40,172		40,172
Monetary variation	555	65,484	66,039
Transfers	26,866	(26,866)	-
Amortization	(64,547)		(64,547)
As of June 30, 2010	52,595	1,243,643	1,296,238

	Current	Noncurrent	Consolidated
Balances	assets	assets	Total
As of December 31, 2008	47,133	1,272,770	1,319,903
Interest	42,297	-	42,297
Monetary variation	(104)	(13,182)	(13,286)
Transfers	24,575	(24,575)	-
Amortization	(65,484)	-	(65,484)
As of June 30, 2009	48,417	1,235,013	1,283,430

17

7.           Taxes and Social Contribution

a)     Taxes and social contribution paid in advance

		Parent Company		Consolidated
	30.06.2010	31.03.2010	30.06.2010	31.03.2010
Current assets
IRPJ/CSLL paid in advance (1)	112,096	102,320	198,233	188,053
ICMS (VAT) paid in advance (2)	-	-	30,902	31,105
PIS/Pasep and Cofins taxes paid in advance	-	-	1,342	1,195
Other taxes paid in advance	-	-	1,182	1,167
	112,096	102,320	231,659	221,520
Noncurrent assets
ICMS (VAT) paid in advance (2)	-	-	86,872	87,033
	-	-	86,872	87,033
Current liabilities
IRPJ/CSLL payable	-	-	122,569	66,377
ICMS (VAT) payable	-	-	152,023	152,618
PIS/Pasep and Cofins payable	339	-	15,090	16,835
Tax Recovery Programs (3)	54,780	68,100	66,275	87,367
Other taxes	877	1,470	7,916	7,633
	55,996	69,570	363,873	330,830
Noncurrent liabilities
ICMS (VAT) payable	-	-	859	460
Tax Recovery Programs (3)	85,687	84,257	135,688	133,423
	85,687	84,257	136,547	133,883
IRPJ = Corporate Income Tax
CSLL = Social Contribution on Net Income

1)     Income tax and social contribution paid in advance

Amounts recorded as corporate income tax (IRPJ) and social contribution on net income (CSLL) paid in advance refer to corporate tax return credits and amounts paid in advance.

2)     Recoverable ICMS (VAT)

The amounts recorded as recoverable ICMS (VAT) refer to credits from the acquisition of property, plant, and equipment under Supplemental Law no. 87/96, which shall be recovered monthly at the rate 1/48 pursuant to Supplemental Law no. 102, dated July 11, 2000.

18

3)     Tax recovery programs

.						Parent Company
	Debt	Benefits -		Updated debt	Advance	Updated debt
	amount	Law 11.941	SELIC Interest	amount	payment	amount
Refis Program - INSS	35,068	-	-	35,068	-	35,068

Law no. 11.941/09
COFINS tax - lawsuit	196,839	(60,174)	6,147	142,812	(37,413)	105,399
	196,839	(60,174)	6,147	142,812	(37,413)	105,399
	231,907	(60,174)	6,147	177,880	(37,413)	140,467

.						Consolidated
	Debt	Benefits -		Updated debt	Advance	Updated debt
	amount	Law 11.941	SELIC Interest	amount	payment	amount
Refis Program - INSS	35,068	-	-	35,068	-	35,068
Law no. 11.941/09
IRPJ	42,538	(8,762)	1,522	35,298	(9,111)	26,187
CSLL	5,925	(1,460)	200	4,665	(1,269)	3,396
COFINS tax	43,956	(9,853)	1,532	35,635	(9,415)	26,220
PIS/Pasep	9,543	(2,139)	333	7,737	(2,044)	5,693
COFINS tax - lawsuit	196,839	(60,174)	6,147	142,812	(37,413)	105,399
	298,801	(82,388)	9,734	226,147	(59,252)	166,895
	333,869	(82,388)	9,734	261,215	(59,252)	201,963

The effects on the 2010 statement of operations, recorded as financial expenses, were R$ 4,826 under the Parent Company and R$ 7,642 under Consolidated (Note 32).

Social Security Tax Recovery Plan (REFIS INSS)

On December 16, 2000, COPEL signed up for the Tax Recovery Program (REFIS), established by Law no. 9,964, dated April 10, 2000, in order to pay in 60 monthly installments an outstanding debt to the National Social Security Institute (INSS) in the consolidated amount (net of interest and fines) of R$ 82,540, retroactive to March 1, 2000. At the end of this period, a balance remained, pending a ruling by the fiscal authority regarding the right by COPEL to use certain tax credits, which were later rejected.

On September 14, 2006, COPEL signed up for a new tax recovery program, called Special Installment Plan or PAEX, created under Provisional Measure no. 303/06, to pay off the remaining balance under REFIS taking advantage of the benefits of this plan (80% discount off the penalties imposed and 30% off interest due), resulting, according to Social Security's initial calculation, in the amount of R$ 37,782 to be paid in six installments, adjusted according to the SELIC interest rate.   These installments have already been paid.

19

Nevertheless, the INSS has already indicated it plans to “restore” the interest charges that were waived under REFIS I, in the amount of R$ 38,600 (as of September 2006). For purposes of provisioning, this amount has been restated and lowered 30%, pursuant to the benefit afforded under article 9 of Provisional Measure 303/96. COPEL, however, has disputed this claim, requesting that the calculations that supposedly justify this charge be presented. As of the date of these statements, INSS has not yet made a final decision on how it will calculate the grand total of this debt, thus it has suspended the collection of the respective credits.

Accordingly, in light of these circumstances, the Company maintained the provision in the amount of R$ 35,068 to cover the new INSS claim under PAEX.

Installment Plan – Law no. 11,941/09

Pursuant to a ruling by the 4th District Federal Court, which became final on August 18, 1998, COPEL was granted immunity from the levy of COFINS tax on power sales from 1995 until June 2001. Even though this ruling was final, the Federal Revenue Service (RFB) issued COPEL two notices for failure to collect COFINS tax:  on February 19, 2002, notice no. 10980.000932/2002-90, for fiscal year 1997, and on August 22, 2003, notice no. 10980.007831/2003-21, for the first three quarters of 1998. Simultaneously, it filed a lawsuit requesting the cancellation of the immunity ruling, which, after a long legal battle regarding the lapse of RFB's right to dispute the ruling, has been submitted to 4th District Federal Court for judgment on the merits. COPEL has thus reclassified the corresponding risk of loss as probable, since there’s consolidated legal precedent in favor of the federal government.

As this lawsuit was reclassified as probable loss, in November 2009 COPEL chose to apply for the installment plan created under Law no. 11,941, dated May 27, 2009, to pay off the COFINS-related debt in connection with the two notices mentioned above. Since there has been a provision in connection with this lawsuit in the amount of R$ 184,037, and in light of the reduced penalties afforded under Law no. 11,941/09, the original amount of this debt became R$ 136,665, which, restated according to the SELIC interest rate as of June 30, 2010 (pursuant to article 3, paragraph 3, of that law), totals R$ 142,812.

20

The Company also included in this installment plan fiscal debts owed by COPEL Distribuição in connection with income tax and social contribution in February 2004, and income tax in December 2007, March 2008, and April 2008, which amount to R$ 48,463. These taxes were paid through compensation statements, which have not been approved by RFB. Taking into account reduced penalties and restatement by the SELIC interest rate (pursuant to Law no. 11,941/09), the amount of this debt as of June 30, 2010 was R$ 39,963. COPEL further included debts resulting from revised bases for calculation of PIS/PASEP and COFINS taxes for 2005 to 2008, in the amount of R$ 53,499, which, taking into account reduced penalties and restatement by the SELIC interest rate (pursuant to article 3, paragraph 3, of Law no. 11,941/09), amounted to R$ 43,372 as of June 30, 2010.

With the payment of installments and the accrual of SELIC interest as of June 30, 2010, pursuant to article 3, paragraph 3, of Law no. 11,941, the total outstanding debt is R$ 261,214.

As of the date of these statements, there has been no consolidation of installments by RFB.

COPEL has rigorously fulfilled its obligations in connection with these installment plans.

b)     Deferred income and social contribution taxes

The Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

Taxes levied on the healthcare plan are being realized according to the actuarial assessment conducted annually by an independent actuary, pursuant to the rules set forth in CVM Instruction no. 371/2000. Deferred taxes on all other provisions will be realized as judicial rulings are issued and regulatory assets are realized.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, and do not lapse.

21

Deferred income and social contribution tax credits have been recorded as follows:

		Parent Company		Consolidated
	30.06.2010	31.03.2010	30.06.2010	31.03.2010
Current assets
Tax loss carryforwards	4,690	5,111	4,690	5,111
Pension and healthcare plans	-	-	5,151	4,281
Passive CVA	-	-	41,393	24,140
Other temporary additions	126	121	34,219	12,578
	4,816	5,232	85,453	46,110
Noncurrent assets
Tax loss carryforwards and negative tax basis	8,006	8,010	17,802	17,806
Pension and healthcare plans	-	-	121,164	120,848
Other temporary additions	-	-	-	-
Reserve for litigation	33,304	34,720	161,965	149,920
Reserve for doubtful accounts	1,478	1,478	25,723	23,933
FINAN provision	3,291	3,291	3,291	3,291
Passive CVA	-	-	20,326	8,046
Provisions for regulatory liabilities	3,145	-	12,311	12,598
Provision for effects of network charges	-	-	6,922	6,922
Amortization of goodwill	17,444	17,380	20,235	19,972
	66,668	64,879	389,739	363,336
(-) Current liabilities
Active CVA	-	-	62,006	62,341
Surplus power	-	-	-	263
Other temporary exclusions	-	-	-	2,979
	-	-	62,006	65,583
(-) Noncurrent liabilities
Temporary exclusions
Active CVA	-	-	8,878	14,007
TUSD, aquiculture, and irrigation rates	-	-	191	81
Gas supply	-	-	8,058	8,506
	-	-	17,127	22,594
	71,484	70,111	396,059	321,269

The Company’s Fiscal Council has reviewed and the Board of Directors has approved the technical study prepared by the Chief Finance, Investor Relations, and Corporate Partnerships Office on future profitability projections, discounted at present value, which points out to the realization of deferred taxes.  The consolidated estimated realizable amount for 2010 is negative on account of the realization of deferred income tax and social contribution liabilities. According to the estimate of future taxable income, the realization of deferred taxes is broken down below:

22

			Parent Company			Consolidated
	Estimated	Actual	Estimated	Estimated	Actual	Estimated
	realizable	realized	realizable	realizable	realized	realizable
	amount	amount	amount	amount	amount	amount
2010	5,624	2,241	-	(39,205)	(11,478)	-
2011	-	-	4,816	-	-	23,447
2012	-	-	18,207	-	-	88,725
2013	-	-	4,207	-	-	43,797
2014	-	-	4,160	-	-	43,611
2015	-	-	4,148	-	-	65,454
2016 to 2018	-	-	1,478	-	-	41,864
Until 2020	-	-	34,468	-	-	89,161
	5,624	2,241	71,484	(39,205)	(11,478)	396,059

c)     Reconciliation of the provision for income tax and social contribution

The reconciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

		Parent Company		Consolidated
	30.06.2010	30.06.2009	30.06.2010	30.06.2009
Income before IRPJ and CSLL	358,299	564,764	549,371	861,378
IRPJ and CSLL (34%)	(121,822)	(192,020)	(186,786)	(292,869)
Tax effects on:
Interest on capital	-	-	1,474	-
Dividends	10	1,622	10	1,654
Equity in results of investees	123,154	187,687	17,473	5,710
Nondeductible expenses	-	-	(1,218)	(638)
Tax incentives	-	-	1,320	1,218
Other	13	11	(6,664)	(1,377)
Current IRPJ and CSLL	(1,983)	(1,233)	(296,497)	(228,427)
Deferred IRPJ and CSLL	3,338	(1,467)	122,106	(57,875)
Actual rate - %	-0.4%	0.5%	31.7%	33.2%
IRPJ = Corporate income tax
CSLL = Social contribution on net income

8.           Deferred Regulatory Assets - CVA

The regulatory assets and liabilities accounts (CVA) record variations of the following Portion A cost items, as approved at the time of the annual rate reviews and as actually disbursed by companies during the year: Purchase of Power (Bilateral Contracts, Itaipu, and Auctions), Power Transport Costs (Transport of Power from Itaipu and Basic Network Charges), and Power Sector Charges – Fuel Consumption Account (CCC) quota; Energy Development Account (CDE) quota; System Service Charges (ESS); and Program of Incentives for Alternative Energy Sources (Proinfa) quotas.

23

Under Resolution no. 1.015, dated June 22, 2010, ANEEL authorized COPEL Distribuição to apply, as of June 24, 2010, an average rate increase of 9.74% to its rates for sales to final customers, of which 6.88% correspond to the annual rate review and 2.86% correspond to financial components, including the CVA regulatory asset, which amounts to R$ 49,490, composed of two installments: CVA being processed for rate year 2009-2010, in the amount of R$ 32,938, and CVA balance from previous years to be offset, in the amount of R$ 16,552.

COPEL expects that the amounts classified as long-term assets will be recovered by June 2012.

Breakdown of CVA balances

		Current		Noncurrent
Consolidated		assets		assets
	30.06.2010	31.03.2010	30.06.2010	31.03.2010
Recoverable CVA variations, 2009 tariff adjustment
Fuel Consumption Account - CCC	-	3,741	-	-
Use of transmission installations (Basic Network)	-	10,526	-	-
Electricity purchased for resale (Itaipu)	-	24,518	-	-
Charges for system services - ESS	-	8,519	-	-
Energy Development Account - CDE	-	3,069	-	-
Incentives to Alternative Energy Sources - PROINFA	-	5,493	-	-
Electricity purchased for resale (CVA Energy)	-	3,096	-	-
Transmission of electricity purchased from Itaipu	-	807	-	-
	-	59,769	-	-
Recoverable CVA variations, 2010 tariff adjustment
Fuel Consumption Account - CCC	63,516	41,958	-	13,986
Use of transmission installations (Basic Network)	41,742	39,292	-	13,097
Electricity purchased for resale (Itaipu)	41,724	31,827	-	10,609
Energy Development Account - CDE	10,440	6,146	-	2,049
Incentives to Alternative Energy Sources - PROINFA	9,948	2,895	-	965
Electricity purchased for resale (CVA Energy)	12,690	-	-	-
Transmission of electricity purchased from Itaipu	2,312	1,468	-	489
	182,372	123,586	-	41,195
Recoverable CVA variations, 2011 tariff adjustment
Fuel Consumption Account - CCC	-	-	10,723	-
Use of transmission installations (Basic Network)	-	-	10,021	-
Electricity purchased for resale (Itaipu)	-	-	3,312	-
Energy Development Account - CDE	-	-	1,752	-
Transmission of electricity purchased from Itaipu	-	-	302	-
	-	-	26,110	-
	182,372	183,355	26,110	41,195

24

		Current		Noncurrent
Consolidated		liabilities		liabilities
30.06.2010		31.03.2010	30.06.2010	31.03.2010
CVA variations subject to offsetting, 2010 tariff adjustment
Charges for system services - ESS	80,868	65,979	-	21,993
Electricity purchased for resale (CVA Energy)	40,877	5,022	-	1,674
	121,745	71,001	-	23,667
CVA variations subject to offsetting, 2011 tariff adjustment
Charges for system services - ESS	-	-	10,250	-
Electricity purchased for resale (CVA Energy)	-	-	49,534	-
	-	-	59,784	-
	121,745	71,001	59,784	23,667

Changes in the CVA

	Balance as of					Balance as of
	31.12.2009	Deferral	Amortization	Restatement	Transfers	30.06.2010
Assets
Fuel Consumption Account - CCC	41,814	37,980	(7,940)	2,385	-	74,239
Use of transmission installations (Basic Network)	57,606	14,111	(22,259)	2,305	-	51,763
Electricity purchased for resale (Itaipu)	95,120	(2,063)	(51,784)	3,763	-	45,036
Charges for system services - ESS	17,038	-	(18,005)	967	-	-
Energy Development Account - CDE	11,799	6,236	(6,480)	637	-	12,192
Incentives to Alternative Sources - PROINFA	11,490	9,253	(11,602)	807	-	9,948
Electricity purchased for resale (CVA Energy)	79,285	(59,552)	(6,704)	(339)	-	12,690
Transmission of electricity purchased from Itaipu	3,311	845	(1,702)	160	-	2,614
	317,463	6,810	(126,476)	10,685	-	208,482
Current	218,500	(8,719)	(126,476)	10,223	88,844	182,372
Noncurrent	98,963	15,529	-	462	(88,844)	26,110
Liabilities
Charges for system services - ESS	50,040	38,468	-	2,610	-	91,118
Electricity purchased for resale (CVA Energy)	-	89,728	-	683	-	90,411
	50,040	128,196	-	3,293	-	181,529
Current	25,020	58,075	-	2,291	36,359	121,745
Noncurrent	25,020	70,121	-	1,002	(36,359)	59,784

9.           Bonds and Securities

The balances below refer to bonds held until maturity.

Financial agent	Type of investment	Maturity	Index		Consolidated
				30.06.2010	31.03.2010
Bradesco (1)	Buyback operation	02.01 and 01.02.2012	CDI	488	478
Banco do Brasil	LFT	07.03.2012	SELIC	5,043	4,934
Banco do Brasil	LFT	16.03.2011	SELIC	21,530	21,066
Banco do Brasil	LTN	01.01.2011	10.42%	5,838	5,697
Bradesco (2)	LFT	15.06.2011	CDI	9,447	9,240
Bradesco (1)	Buyback operation	Jan. to April/2012	SELIC	4,115	2,102
Caixa Econômica Federal (3)	CDB	16.01.2015	CDI	887	868
.				47,348	44,385
			Current	5,490	3,448
			Noncurrent	41,858	40,937
LFT - Financial Treasury Bonds
LTN - National Treasury Bonds

25

1)     Collaterals for the settlement of transactions at the Electric Energy Trading Chamber (CCEE).

2)     Collaterals for COPEL Geração e Transmissão’s participation at ANEEL auctions.

3)     Collaterals for Agreements for Energy Trade on the Regulated Power Market (“Contratos de Comercialização de Energia no Ambiente Regulado” or CCEARs) at CCEE.

10.        Collaterals and Escrow Accounts

		Parent Company		Consolidated
	30.06.2010	31.03.2010	30.06.2010	31.03.2010
Current assets
Escrow accounts	167	164	116,109	120,364
	167	164	116,109	120,364

Noncurrent assets
Collateral under STN agreement (Note 18.b)	-	-	28,940	24,748
	-	-	28,940	24,748

There is a sum of R$ 23,270 invested in Unibanco S.A., restated as of June 30, 2010 (R$ 22,861 as of March 31, 2010), yielding 102% of the variation of the DI rate on average, in a reserve account set up to secure a debt to BNDESPAR, in connection with the issue of ELEJOR debentures, pursuant to a Private Agreement on Revenue Attachment and Other Covenants.

As of the end of June 2010, there remains a balance in this investment on hold, on account of the legal and bureaucratic steps of the settlement process with BNDESPAR which are currently under way; it might take some time before these credits are fully released and available.

There are R$ 62,347, restated as of June 30, 2010 (R$ 60,995 as of March 31, 2010),  invested in Banco do Brasil, yielding 100% of the variation of the DI rate, in a reserve account set up to secure to ANEEL the construction of the Mauá Power Plant by COPEL Geração e Transmissão.

The remaining deposits meet the requirements of the Electric Energy Trading Chamber (CCEE) and are tied to the operations conducted at power auctions, CCEE settlements, and ANEEL auctions.

26

11.        Other Receivables

		Consolidated
	30.06.2010	31.03.2010
Current assets
Advance payments to employees	20,583	21,775
Advance payments	15,245	15,698
Decommissioning in progress	5,444	5,576
Installment plan for Onda Provedor de Serviços	4,348	4,348
Services to third-parties	3,664	3,824
Recoverable salaries of transferred employees	3,811	3,768
Advance payments to suppliers	1,876	2,497
Sale of property and rights	3,624	1,606
Compulsory loans	958	941
Purchase of fuel with CCC funds	531	772
Lease of the Araucária Thermal Power Plant	2,169	546
Reserve for doubtful accounts	(9,817)	(9,803)
Other receivables	3,122	2,994
	55,558	54,542
Noncurrent assets
Advance payments to suppliers	10,800	8,290
Sale of property and rights	4,263	4,350
Compulsory loans	3,942	3,876
Other receivables	539	539
	19,544	17,055

The allowance for doubtful accounts refers to the balance of installments owed by Onda Provedor de Serviços, whose realization is unlikely, and to an unrealizable amount mostly comprising wages of loaned employees.

12.        Inventories

Consolidated				Construction in
	Operation/Maintenance		progress - inventories
	30.06.2010	31.03.2010	30.06.2010	31.03.2010
Copel Geração e Transmissão	8,685	9,738	15,856	17,848
Copel Distribuição	78,544	85,285	202,629	185,996
Copel Telecomunicações	9,487	8,851	14,751	15,599
Compagás	1,217	1,241	9,178	8,094
Elejor	-	-	1,860	1,373
	97,933	105,115	244,274	228,910

27

13.        Judicial Deposits

Consolidated	Total	Deposits tied to	Noncurrent	Noncurrent
	judicial deposits	litigation	assets	assets
			30.06.2010	31.03.2010
Labor claims	65,541	(25,847)	39,694	39,549
Civil claims
Suppliers	34,655	(34,655)	-	-
Civil claims	53,510	(9,436)	44,074	18,248
Easements	2,386	-	2,386	2,391
Customers' tariff litigation	1,450	(1,225)	225	14
	92,001	(45,316)	46,685	20,653
Tax claims	230,296	(31,240)	199,056	25,949
Other	357	-	357	68
	388,195	(102,403)	285,792	86,219

Parent Company	Total	Deposits tied to	Noncurrent	Noncurrent
	judicial deposits	litigation	assets	assets
			30.06.2010	31.03.2010
Tax claims	229,230	(31,214)	198,016	24,920
Civil claims	-	-	-	-
Other	289	-	289	-
	229,519	(31,214)	198,305	24,920

Escrow deposits have been classified under Reserve for Litigation and are detailed in Note 26.

28

14.        Receivables from Related Parties

		Parent Company		Consolidated
	30.06.2010	31.03.2010	30.06.2010	31.03.2010
Investees
Dividends and/or interest on capital
Dona Francisca Energética	28	2,317	28	2,317
Sanepar	-	-	3,684	5,135
	28	2,317	3,712	7,452
Subsidiaries
Copel Geração e Transmissão
Dividends and/or interest on capital	473,108	473,108	-	-
	473,108	473,108	-	-
Copel Distribuição
Dividends and/or interest on capital	206,481	206,481	-	-
Transferred financing - STN (a)	63,832	66,453	-	-
Loan agreement (b)	686,736	669,650	-	-
	957,049	942,584	-	-
Copel Telecomunicações
Dividends and/or interest on capital	1,156	1,156	-	-
	1,156	1,156	-	-
Compagas
Dividends and/or interest on capital	2,285	4,640	-	-
	2,285	4,640	-	-
Elejor
Loan agreement (c)	279,863	272,485	-	-
Dividends and/or interest on capital	-	5,005	-	-
	279,863	277,490	-	-
Centrais Eólicas do Paraná
Dividends and/or interest on capital	1,920	1,920	-	-
	1,920	1,920	-	-
Dominó Holdings
Dividends and/or interest on capital	3,715	4,647	-	-
	3,715	4,647	-	-
	1,719,096	1,705,545	-	-
	1,719,124	1,707,862	3,712	7,452
Current assets - Dividends receivable	688,693	699,274	3,712	7,452
Noncurrent assets - investees and subsidiaries	1,030,431	1,008,588	-	-

a)Transferred financing - STN

The Company transferred existing loans and financing to its wholly-owned subsidiaries at the time of their constitution in 2001. Nevertheless, since the agreements for transfer to the respective subsidiaries have not been formalized before the financial institutions, these amounts are also recorded under the Parent Company.

These loans and financing are transferred with the same interest and charges agreed by the Parent Company and are shown separately as receivables from the wholly-owned subsidiaries, and as loans and financing liabilities owed by the subsidiaries. (Note 18.b).

29

b)Loan Agreement – COPEL Distribuição

On February 27, 2007, ANEEL approved the loan agreement signed by COPEL (lender) and COPEL Distribution (borrower), in the amount of R$ 1,100,000. This loan has a five-year term, bearing interest corresponding to 104% of the DI rate, and its funds were used in the expenditure program for the concession and in the payment of debentures transferred to COPEL Distribution, which were due on March 1, 2007.

c)ELEJOR Loan Agreement

On April 7, 2004, COPEL signed a loan agreement with Elejor, to ensure the continuity of the construction of the power plants that make up the Fundão-Santa Clara Power Complex; the agreement provides for payment in 120 monthly and consecutive payments, plus prorated interest corresponding to 3.198% a year and a spread equivalent to the variation of the Interbank Deposit Certificate Rate (CDI), as from the date of each transfer. The loan’s grace period was extended to February 2016, in the second amendment to the ELEJOR Shareholders’ Agreement, on April 18, 2005.

15.        Investments

Main information about COPEL’s investees and subsidiaries

	Shares or quotas			COPEL's	Paid-in		Net
	held by COPEL			stake	stock	Shareholders'	income
	Common	Preferred	Quotas	%	capital	equity (2)	(losses) (2)
							30.06.2010
Investees
Sanepar	51,797,823	12,949,456	-	34.75	374,268	896,544	50,956
Sercomtel - Telecom.	9,018,088	4,661,913	-	45.00	246,896	93,962	5,378
Foz do Chopim	-	-	8,227,542	35.77	23,000	45,633	13,881
Dona Francisca (1)	153,381,798	-	-	23.03	66,600	206,182	131,131
Sercomtel Celular	9,018,029	4,661,972	-	45.00	36,540	-	(1,952)
Dois Saltos Empreend. (1)	-	-	300,000	30.00	1,000	1,000	-
Copel Amec (1)	-	-	48,000	48.00	100	327	6
Carbocampel (1)	1,336,742	-	-	49.00	2,728	2,351	(26)
Escoelectric Ltda. (1)	-	-	3,220,000	40.00	7,217	(3,422)	-

Subsidiaries
Copel Geração e Transm.	3,400,378,051	-	-	100.00	3,505,994	3,937,924	276,224
Copel Distribuição	2,171,927,626	-	-	100.00	2,624,841	3,170,739	(4,928)
Copel Telecomunicações	194,754,542	-	-	100.00	194,755	234,434	14,978
Compagas	5,712,000	11,424,000	-	51.00	135,943	211,729	24,035
Elejor	42,209,920	-	-	70.00	69,450	303,639	22,103
UEG Araucária	-	-	565,951,934	80.00	707,440	635,855	(15,410)
Centrais Eólicas (1)	-	-	3,061,000	100.00	3,061	3,597	536
Dominó Holdings (1)	113,367,832	-	-	45.00	251,929	701,320	37,059
(1) Unaudited by independent auditors
(2) Shareholders' equity and net income adjusted to COPEL's accounting practices

30

Changes to the investments in investees and subsidiaries

Parent Company			Additions	Proposed
	Balance as of	Equity	and	dividends		Balance as of
	31.12.2009	pick-up	AFCI	and IOC	Write-offs	30.06.2010
Investees
Sercomtel S.A. - Telecomunicações	75,790	2,420	-	-	-	78,210
Sercomtel Telecom. - Impairment (a)	(35,927)	-	-	-	-	(35,927)
Foz do Chopim Energética Ltda.	16,616	4,965	-	(5,258)	-	16,323
Dona Francisca Energética S.A.	19,616	30,199	-	(2,331)	-	47,484
Dois Saltos Empreend. Geração Ener. Eletr. Ltda.	300	-	-	-	-	300
Copel Amec S/C Ltda.	154	3	-	-	-	157
Escoelectric Ltda.	(1,704)	424	-	-	-	(1,280)
Escoelectric Ltda. - AFCI	1,025	-	63	-	-	1,088
Carbocampel S.A.	1,117	35	-	-	-	1,152
Carbocampel - AFCI	-	-	83	-		83
Sercomtel Celular S.A.	6,195	-	-	-	-	6,195
Sercomtel Celular - Impairment (a)	(6,195)	-	-	-	-	(6,195)
	76,987	38,046	146	(7,589)	-	107,590
Subsidiaries
Copel Geração e Transmissão S.A.	3,661,700	276,224	-	-	-	3,937,924
Copel Distribuição S.A.	3,175,667	(4,928)	-	-	-	3,170,739
Copel Telecomunicações S.A.	219,456	14,978	-	-	-	234,434
Dominó Holdings S.A. (b)	302,584	16,677	-	(3,668)	-	315,593
(-) Negative goodwill - Dominó Holdings (b)	(74,402)	-	-	-	-	(74,402)
UEG Araucária Ltda.	130,253	(3,082)	-	-	-	127,171
Cia. Paranaense de Gás - Compagas	96,611	12,258	-	(887)	-	107,982
Elejor - Centrais Elétricas do Rio Jordão S.A.	71,075	15,472	126,000	-	-	212,547
Centrais Eólicas do Paraná Ltda.	1,153	161	-	(235)	-	1,079
	7,584,097	327,760	126,000	(4,790)	-	8,033,067
Other investments
Amazon Investment Fund - FINAM	30,012	-	-	-	-	30,012
Finam - Investco	7,903	-	-	-	-	7,903
Northeast Investment Fund - FINOR	9,870	-	-	-	-	9,870
Provision for losses - FINAM/FINOR	(36,568)	-	-	-	-	(36,568)
FINAM - Nova Holanda	14,868	-	-	-	-	14,868
Provision for losses - Nova Holanda	(14,868)	-	-	-	-	(14,868)
Other tax incentives	2,315	-	-	-	-	2,315
Other investments	97	-	-	-	(6)	91
	13,629	-	-	-	(6)	13,623
	7,674,713	365,806	126,146	(12,379)	(6)	8,154,280
AFCI - advance for future capital increase

31

Parent Company				Proposed
	Balance as of	Equity		dividends	Balance as of
	31.12.2008	pick-up	AFCI	and IOC	30.06.2009
Investees
Sercomtel - Telecomunicações	84,886	(1,970)	-	-	82,916
Sercomtel Telecom. - Impairment	(18,301)	-	-	-	(18,301)
Foz do Chopim	16,519	4,795	-	(4,686)	16,628
Dona Francisca	10,332	2,999	-	-	13,331
Dois Saltos Empreend.	300	-	-	-	300
Copel Amec	149	3	-	-	152
Escoelectric	(1,027)	(157)	-	-	(1,184)
Escoelectric - AFCI	1,025	-	-	-	1,025
Carbocampel	(69)	(12)	-	-	(81)
Carbocampel - AFCI	1,059	-	21	-	1,080
Sercomtel Celular	6,195	-	-	-	6,195
Sercomtel Celular - Impairment	(6,195)	-	-	-	(6,195)
	94,873	5,658	21	(4,686)	95,866
Subsidiaries
Copel Geração e Transmissão	3,628,961	284,498	-	-	3,913,459
Copel Distribuição	3,042,285	225,134	-	-	3,267,419
Copel Telecomunicações	203,924	11,212	-	-	215,136
Dominó Holdings	286,745	14,606	-	(3,397)	297,954
(-) Negative goodwill - Dominó Holdings	(74,402)	-	-	-	(74,402)
UEG Araucária	132,225	1,163	-	-	133,388
Compagas	86,803	9,133	-	(3,665)	92,271
Elejor	54,450	8,623	-	(9)	63,064
Centrais Eólicas do Paraná	2,603	74	-	-	2,677
	7,363,594	554,443	-	(7,071)	7,910,966
Other investments
Amazon Investment Fund - FINAM	30,012	-	-	-	30,012
Finam - Investco	7,903	-	-	-	7,903
Northeast Investment Fund - FINOR	9,870	-	-	-	9,870
Provision for losses - FINAM/FINOR	(35,835)	-	-	-	(35,835)
FINAM - Nova Holanda	14,868	-	-	-	14,868
Provision for losses - Nova Holanda	(14,868)	-	-	-	(14,868)
Other tax incentives	2,315	-	-	-	2,315
Other investments	97	-	-	-	97
	14,362	-	-	-	14,362
	7,472,829	560,101	21	(11,757)	8,021,194

32

Consolidated			Additions	Proposed
	Balance as of	Equity	and	dividends			Balance as of
	31.12.2009	pick-up	AFCI	and IOC	Other		30.06.2010
Investees
Sercomtel - Telecomunicações	75,790	2,420	-	-	-		78,210
Sercomtel Telecom. - Impairment (a)	(35,927)	-	-	-	-		(35,927)
Foz do Chopim	16,616	4,965	-	(5,258)	-		16,323
Dona Francisca	19,616	30,199	-	(2,331)	-		47,484
Dois Saltos Empreend.	300	-	-	-	-		300
Copel Amec	154	3	-	-	-		157
Escoelectric	(1,704)	424	-	-	-		(1,280)
Escoelectric - AFCI	1,025	-	63	-	-		1,088
Carbocampel	1,117	35	-	-	-		1,152
Carbocampel - AFCI	-	-	83	-	-		83
Sercomtel Celular	6,195	-	-	-	-		6,195
Sercomtel Celular - Impairment (a)	(6,195)	-	-	-	-		(6,195)
Sanepar	298,153	17,707	-	(4,334)	-		311,526
	375,140	55,753	146	(11,923)	-		419,116
Other investments
Amazon Investment Fund - FINAM	30,012	-	-	-	-		30,012
Finam - Investco	7,903	-	-	-	-		7,903
Northeast Investment Fund - FINOR	9,870	-	-	-	-		9,870
Provision for losses - FINAM/FINOR	(36,568)	-	-	-	-		(36,568)
FINAM - Nova Holanda	14,868	-	-	-	-		14,868
Provision for losses - Nova Holanda	(14,868)	-	-	-	-		(14,868)
Other tax incentives	2,315	-	-	-	-		2,315
Assets assigned for future use	5,597	-	-	-	(15)	(1)	5,582
Other investments	1,296	-	2	-	(6)	(2)	1,292
	20,425	-	2	-	(21)		20,406
	395,565	55,753	148	(11,923)	(21)		439,522
(1) Transfer to intangible assets in progress
(2) Write-off of stake in ASMAE

33

Consolidated				Proposed	Transfers
	Balance as of	Equity		dividends	to/from p., p., &e.	Balance as of
	31.12.2008	pick-up	AFCI	and IOC	in progress	30.06.2009
Investees
Sercomtel - Telecomunicações	84,886	(1,970)	-	-	-	82,916
Sercomtel Telecom. - Impairment	(18,301)	-	-	-	-	(18,301)
Foz do Chopim	16,519	4,795	-	(4,686)	-	16,628
Dona Francisca	10,332	2,999	-	-	-	13,331
Dois Saltos Empreend.	300	-	-	-	-	300
Copel Amec	149	3	-	-	-	152
Escoelectric	(1,027)	(157)	-	-	-	(1,184)
Escoelectric - AFCI	1,025	-	-	-	-	1,025
Carbocampel	(69)	(12)	-	-	-	(81)
Carbocampel - AFCI	1,059	-	21	-	-	1,080
Sercomtel Celular	6,195	-	-	-	-	6,195
Sercomtel Celular - Impairment	(6,195)	-	-	-	-	(6,195)
Sanepar	281,524	15,823	-	(4,188)	-	293,159
	376,397	21,481	21	(8,874)	-	389,025
Other investments
Amazon Investment Fund - FINAM	30,012	-	-	-	-	30,012
Finam - Investco	7,903	-	-	-	-	7,903
Northeast Investment Fund - FINOR	9,870	-	-	-	-	9,870
Provision for losses - FINAM/FINOR	(35,835)	-	-	-	-	(35,835)
FINAM - Nova Holanda	14,868	-	-	-	-	14,868
Provision for losses - Nova Holanda	(14,868)	-	-	-	-	(14,868)
Other tax incentives	2,315	-	-	-	-	2,315
Assets assigned for future use	3,821	-	-	-	(13)	3,808
Other investments	1,455	-	-	-	(160)	1,295
	19,541	-	-	-	(173)	19,368
	395,938	21,481	21	(8,874)	(173)	408,393

a)Asset impairment

The conclusion in December 2009 of impairment tests on COPEL’s assets, based, when applicable, on the same assumptions mentioned in the Property, Plant, and Equipment note (Note 16.c),  indicated, with an adequate level of certainty, that a part of the assets in Sercomtel Telecomunicações S/A (R$ 35,927) and Sercomtel Celular S/A (R$ 6,195) were valued above their recoverable amount, thus requiring the accrual of corresponding losses due to impossibility of recovering these amounts through future profits by these companies.

No need to record provisions for devaluation of investments was identified for the remaining assets of the Company.

b)Dominó Holdings

On January 14, 2008, COPEL became the holder of 45% of the share capital of Dominó Holdings S.A., by acquiring a 30% interest held by Sanedo Participações Ltda. for R$ 110,226, with an approximate discount of R$ 74,402, based on the expected future profitability of the company. Upon consolidation of the balance sheets, this discount was reclassified to Deferred Revenues, under Long-Term Liabilities.

34

With this acquisition, COPEL acquired control of the company in cooperation with the remaining shareholders. Dominó Holdings has been consolidated into COPEL’s balance sheets proportionally to the Company’s interest in it.

The main items of assets, liabilities, and the statement of operations of Dominó Holdings, as well as the corresponding consolidated shares, are shown below:

Dominó Holdings S.A.				Balances as of 30.06.2010
		Revaluation	Equity evaluation	Adjusted	COPEL's stake
	Full amounts	reserve (1)	adjustment (1)	balance	(45%)

ASSETS	769,420	(43,725)	(13,975)	711,720	320,272
Current assets	13,563	-	-	13,563	6,102
Noncurrent assets	755,857	(43,725)	(13,975)	698,157	314,170

LIABILITIES	769,420	(43,725)	(13,975)	711,720	320,272
Current liabilities	10,393	-	-	10,393	4,675
Noncurrent liabilities	7	-	-	7	4
Shareholders' equity	759,020	(43,725)	(13,975)	701,320	315,593

STATEMENT OF OPERATIONS
Operating expenses	(1,475)	-	-	(1,475)	(663)
Interest income (expenses)	(810)	-	-	(810)	(365)
Equity in results of investees	36,355	1,031	1,962	39,348	17,707
Provision for IR and CSLL	(4)	-	-	(4)	(2)
Net income for the period	34,066	1,031	1,962	37,059	16,677
(1) Balances have been adjusted due to accounting practices not adopted by the Parent Company

c)Centrais Eólicas and Copel Empreendimentos

The Company held a 30% interest in Centrais Eólicas do Paraná (Ceopar). On September 6, 2007, COPEL acquired, through COPEL Generation and Transmission, the remaining 70% interest held by Wobben Windpower Indústria e Comércio Ltda., thus becoming the holder of 100% of the share capital of Ceopar. This transaction resulted in a discount of R$ 592, which was reclassified upon consolidation to Deferred Revenues, under Long-Term Liabilities.

As part of the ongoing restructuring of COPEL, the incorporation of Centrais Eólicas do Paraná, with transfer of its assets and liabilities to COPEL Geração e Transmissão, has been submitted to ANEEL for authorization.

The book value of COPEL Empreendimentos’ net assets was incorporated into COPEL Geração e Transmissão, as shown below:

35

Copel Empreendimentos
as of 30.06.2010

ASSETS	390,110
Current Assets	8,597
Noncurrent Assets	381,513

LIABILITIES	390,110
Shareholders' Equity	390,110

16.        Property, Plant, and Equipment

		Accumulated	Consolidated		Accumulated	Consolidated
	Cost	depreciation	net value	Cost	depreciation	net value
			30.06.2010			31.03.2010
In service (a)
Copel Geração e Transmissão	5,349,037	(2,266,488)	3,082,549	5,329,502	(2,233,962)	3,095,540
Copel Distribuição	5,584,672	(2,556,772)	3,027,900	5,425,577	(2,510,482)	2,915,095
Copel Telecomunicações	398,998	(246,746)	152,252	395,114	(238,844)	156,270
Compagas	197,582	(55,508)	142,074	192,535	(53,173)	139,362
Elejor	606,822	(71,272)	535,550	606,817	(67,174)	539,643
UEG Araucária	661,978	(155,482)	506,496	645,657	(147,529)	498,128
Centrais Eólicas do Paraná	4,129	(2,736)	1,393	4,129	(2,684)	1,445
Dominó Holdings	-	-	-	1	-	1
	12,803,218	(5,355,004)	7,448,214	12,599,332	(5,253,848)	7,345,484
Construction in progress
Copel Geração e Transmissão	617,879	-	617,879	547,764	-	547,764
Copel Distribuição	532,928	-	532,928	574,085	-	574,085
Copel Telecomunicações	47,003	-	47,003	36,919	-	36,919
Compagas	34,962	-	34,962	32,381	-	32,381
Elejor	9,204	-	9,204	8,614	-	8,614
UEG Araucária	1,104	-	1,104	8,036	-	8,036
	1,243,080	-	1,243,080	1,207,799	-	1,207,799
	14,046,298	(5,355,004)	8,691,294	13,807,131	(5,253,848)	8,553,283
Special liabilities (b)
Copel Geração e Transmissão	(187)	-	(187)	(187)	-	(187)
Copel Distribuição	(1,026,230)	87,955	(938,275)	(1,009,168)	75,927	(933,241)
	(1,026,417)	87,955	(938,462)	(1,009,355)	75,927	(933,428)
	13,019,881	(5,267,049)	7,752,832	12,797,776	(5,177,921)	7,619,855

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used mostly in the generation, transmission, distribution, and sale of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the regulatory agency. ANEEL Resolution no. 20/99, however, regulates the release of assets from the concessions of the public Electric energy utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession.

36

Financial charges and interest on loans from third-parties for investments in construction in progress have been recorded through transfers to Property, Plant, and Equipment in Progress, for a total of R$ 6,632 as of June 30, 2010 (R$ 1.645 as of June 30, 2009).

Changes in property, plant, and equipment

	Property, plant, and equipment		Special	Consolidated
Balances	in service	in progress	liabilities	Total
As of December 31, 2009	7,259,224	1,199,255	(930,047)	7,528,432
Expenditure program	-	470,064	-	470,064
Transfer to P.,P.,&E. in service	426,284	(426,284)	-	-
Depreciation quotas in the statement of operations	(221,786)	-	23,716	(198,070)
Depreciation quotas - Pasep/Cofins tax credits	(5,157)	-	-	(5,157)
Write-offs	(10,204)	(1,581)	-	(11,785)
Sale of P.,P.,&E.	(203)	-	-	(203)
Customer contributions	-	-	(32,131)	(32,131)
Transfers between P.,P.,&E. and intangible assets	56	-	-	56
Supplemental provisions for contingencies	-	1,626	-	1,626
As of June 30, 2010	7,448,214	1,243,080	(938,462)	7,752,832

	Property, plant, and equipment		Special	Consolidated
Balances	in service	in progress	liabilities	Total
As of December 31, 2008	7,071,350	894,082	(916,757)	7,048,675
Reclass. of additions to Cons. Cruzeiro do Sul	-	160	-	160
Expenditure program	-	439,288	-	439,288
Transfer to P.,P.,&E. in service	270,467	(270,467)	-	-
Depreciation quotas in the statement of operations	(214,443)	-	21,394	(193,049)
Depreciation quotas transf. to P.,P.,&E. in progress	(4,254)	4,254	-	-
Write-offs	(6,203)	(3,500)	-	(9,703)
Sale of P.,P.,&E.	(1,691)	-	-	(1,691)
Customer contributions	-	-	(34,747)	(34,747)
Transfers of assets assigned for future use	18	(5)	-	13
Transfers between P.,P.,&E. and intangible assets	(7)	-	-	(7)
Supplemental provisions for contingencies	-	6,285	-	6,285
As of June 30, 2009	7,115,237	1,070,097	(930,110)	7,255,224

37

Depreciation rates

%
Generation
General equipment	10.00
Generators	3.30
Reservoirs, dams, and headrace channels	2.00
Hydraulic turbines	2.50
Gas and steam turbines	5.00
Water cooling and treatment facilities	5.00
Gas conditioning equipment	5.00
Transmission
System structure and conductors < 69 kV	5.00
System structure and conductors => 69 kV and power transformers	2.50
General equipment	10.00
Reconnectors	4.30
Distribution
System structure and conductors => 69 kV	2.50
System structure and conductors < 69 kV and distribution transformers	5.00
Capacitor boards < 69 kV	6.70
Capacitor boards => 69 kV	5.00
General equipment	10.00
Central administration
Facilities	4.00
Office machinery and equipment	10.00
Furniture and implements	10.00
Vehicles	20.00
Telecommunications
Power and transmission equipment (telecommunications)	10.00
Overhead and underground cabling, wiring, and private switching center	10.00
Natural gas supply
Gas pipelines	3.30
Gas pipeline operating equipment	10.00

a)Property, plant, and equipment in service by nature of asset

		Accumulated	Consolidated		Accumulated	Consolidated
	Cost	Depreciation	net value	Cost	Depreciation	net value
			30.06.2010			31.03.2010
Machinery and equipment	8,733,856	(3,690,059)	5,043,797	8,549,204	(3,615,393)	4,933,811
Reservoirs, dams, and headrace channels	2,877,535	(1,165,501)	1,712,034	2,877,432	(1,149,813)	1,727,619
Buildings	746,419	(350,703)	395,716	737,358	(345,627)	391,731
Land	124,436	-	124,436	123,216	-	123,216
Gas pipelines	154,285	(36,648)	117,637	150,221	(35,333)	114,888
Vehicles	146,854	(99,176)	47,678	142,052	(94,743)	47,309
Furniture and implements	19,833	(12,917)	6,916	19,849	(12,939)	6,910
	12,803,218	(5,355,004)	7,448,214	12,599,332	(5,253,848)	7,345,484

b)Special obligations

Special obligations comprise customers’ contributions, Federal Government budget grants, federal, State, and municipal funds, and special credits assigned to the investments in facilities tied to a concession. Special obligations are not onerous liabilities and are not credits owned by shareholders.

38

The scheduled date for settlement of these liabilities was the concession expiration date. ANEEL, by means of Regulatory Resolution no. 234/2006, dated October 31, 2006, as amended by Resolution no. 338, dated November 25, 2008, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the periodic rate review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both the outstanding balance and new additions have been amortized as of July 1, 2008, pursuant to ANEEL Ruling no. 3,073/06 and Circular Letter no. 1,314/07. Amortization is calculated based on the same average depreciation rate of the corresponding assets.

For purposes of calculating the compensation for the assets linked to the concession and transferable to the Federal Government, on the concession expiration date the remaining balance of special obligations, if any, will be deducted from the residual value of the assets, both assessed according to criteria set by ANEEL.

The change in the characteristics of these liabilities results from the new rate-setting mechanism introduced by this new Regulatory Resolution, which establishes that the depreciation of assets acquired with funds from Special Obligations will no longer be included in the B Portion of the companies’ revenues.

c)Asset impairment

The Company has a policy of periodically evaluating and monitoring the projected future performance of its assets. Accordingly, and in light of Technical Ruling CPC 01 – Writing Assets down to their Recoverable Value, whenever there is clear evidence that the Company has assets recorded at unrecoverable values or whenever events or changes in circumstances indicate that the book value of an asset may not be recoverable in the future the Company must immediately account for such discrepancies by means of a provision for losses.

The main principles underpinning the conclusions of COPEL’s impairment tests are listed below:

1)     lowest level of cash generating unit: held concessions are analyzed individually;

2)     recoverable value: use value, or an amount equivalent to the discounted cash flows (before taxes) resulting from the continuous use of an asset until the end of its useful life; and

3)     assessment of use value: based on future cash flows in constant currency, converted to current value according to a real discount rate, before income taxes.

The respective cash flows are estimated based on actual operational results, on the Company's annual corporate budget, as approved by the Board of Directors, on the resulting multi-year budget, and on future trends in the power sector.

39

As for the time frame for the analysis, the Company takes into account the expiration date of each concession.

As for market growth, COPEL’s projections are consistent with historical data and the Brazilian economy's growth prospects.

The respective cash flows are discounted at average discount rates, obtained through a methodology commonly employed on the market and supported by the regulatory agency, taking into account the weighed average cost of capital (WACC).

Management believes it has a contractually guaranteed right to compensation for the assets tied to concessions upon their expiration, and it accepts, for the time being and until further regulation is issued on this matter, that such compensation be valued according to the book value of the respective assets.  Thus, the principle of valuation of residual assets upon expiration of concessions has been established as the book value of these assets.

In light of the principles discussed above, COPEL has not identified the need to set aside a provision for impairment of its assets.

d)Consórcio Energético Cruzeiro do Sul (1)

Consórcio Energético Cruzeiro do Sul, an independent power producer owned by COPEL Geração e Transmissão (with a 51% interest) and Eletrosul Centrais Elétricas S.A. (49%), won, on October 10, 2006, at the ANEEL Auction of Power from New Projects 004/06, the rights to build and run the Mauá Hydroelectric Power Plant for 35 years.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 350 MW and a secondary powerhouse rated 11 MW, for a total of 361 MW of installed capacity, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered in the middle section of the Tibagi River, between the towns of Telêmaco Borba and Ortigueira, in mideastern Paraná.

Total estimated expenditures amount to approximately R$ 1,069,000 as of October 2008, of which 51% (R$ 545.190) will be invested by COPEL Geração e Transmissão, while the remaining 49% (R$ 523.810) will be invested by Eletrosul.

On November 17, 2008, the board of Banco Nacional de Desenvolvimento Econômico e Social – BNDES approved the financing for the Mauá Hydroelectric Power Plant. The financed amount corresponds to approximately 70% of COPEL's total expenditures in connection with that facility.

40

The Mauá Hydroelectric Power Plant’s total power output was sold at an ANEEL auction at a price of R$ 112.96/MWh, as of November 1, 2006, restated annually according to the variation of the IPCA inflation index.  The company sold 192 average MW, for supply starting in January 2011. The assured power of the project, established in its concession agreement, was 197.7 average MW, after full motorization, and the maximum reference rate set in the auction notice was R$ 116.00/MWh.

Pursuant to the contract, the consortium in charge of construction will only be entitled to a bonus if each generating unit becomes operational ahead of schedule.  This bonus equals 50% of the net revenues earned during the period ahead of schedule. The intended commercial operation of the facility ahead of schedule shall be informed to the other party by the consortium with minimum advance notice of 390 days from the new dates and formally ratified with minimum advance notice of 150 days.

Given the current stage of the construction, Company management believes that the consortium will not request authorization for commercial operation of the facility ahead of schedule.

Work began in May 2007 with the procurement of the basic project and the beginning of the executive project for the facility and its associated transmission system, which comprises the preparation of technical specifications, calculation records, designs, and other documents regarding the different structures within the facility, additional geological surveys, and topography services. The basic project has been concluded and approved by ANEEL. The project has an Environmental Impact Study and an Environmental Impact Report, which have been discussed at public hearings and meetings and approved by the licensing authority, resulting in the issue of Installation License no. 6,496/08. The service order for the beginning of the construction of the Mauá Hydroelectric Power Plant was signed on July 21, 2008, and commercial generation is scheduled for 2011.

As of June 2010, the following activities were concluded: excavation for the dam shoulders in the left bank and in the riverbed, excavation of the half-section intake tunnel, excavation around the secondary powerhouse, laying of concrete in the shafts of the penstocks, and setup of the pre-distributors for the three generating units in the shaft of the main powerhouse.

In March 2010, the laying of roller compacted concrete began in the dam structure on the riverbed, and in May 2010, the laying of concrete in the secondary powerhouse began, in addition to the conduction of pressure tests in the spiral cases of units 1 and 2 in the main powerhouse.

41

The following tasks are currently being carried out: construction of the roller-compacted concrete dam on the river bed and on the left bank of the river; excavation of underground rock in the full section of the intake tunnel; laying of concrete on the low and high pressure water intakes, penstocks, and main and secondary powerhouses; insulation of penstocks; design and manufacture of electromechanical equipment, with 90% progress in the design and 78% in the manufacture of turbines and 75 % progress in the manufacture of generators.

Expenditures in this project have been recorded under Property, Plant, and Equipment, proportionally to the Company’s stake in the consortium. As of June 30, 2010, COPEL Geração e Transmissão’s balance under Property, Plant, and Equipment related to this project was R$ 342,739.

(1) Technical information unaudited by the independent auditors.

17.        Intangible assets

	Concession	Accumulated		Parent Company
	and goodwill	amortization		Net value
			30.06.2010	31.03.2010
In service
Assets with estimated useful lives
Concession - Elejor (a)	22,626	(3,205)	19,421	19,609
Goodwill - Sercomtel Telecom.	42,289	(42,289)	-	-
Goodwill - Sercomtel Celular	5,814	(5,814)	-	-
	70,729	(51,308)	19,421	19,609
			19,421	19,609

42

	Rights of use of software	Concession and goodwill	Accumulated amortization		Easements	R & D	Other	Consolidated Net value
								30.06.2010	31.03.2010
In service
Assets with estimated useful lives
Copel Geração e Transmissão	12,192	-	(9,963)	(1)	15,551	-	-	17,780	17,749
Copel Distribuição	30,233	-	(25,793)	(1)	22,581	-	-	27,021	26,263
Copel Telecomunicações	3,793	-	(3,613)	(1)	-	-	-	180	204
Compagas	3,468	-	(1,992)	(1)	-	-	20	1,496	1,580
Elejor	-	-	-		101	-	-	101	101
UEG Araucária	90	-	(77)	(1)	-	-	-	13	16
Dominó Holdings	1	-	-		-	-	-	1	1
Concession - Elejor (a)	-	22,626	(3,205)		-	-	-	19,421	19,609
Concession - Copel Empreend. (b)	-	53,954	(8,210)		-	-	-	45,744	46,331
Concession - Sanepar (c)	-	10,942	(8,390)		-	-	-	2,552	2,734
Goodwill - Sercomtel Telecomunicações	-	42,289	(42,289)		-	-	-	-	-
Goodwill - Sercomtel Celular	-	5,814	(5,814)		-	-	-	-	-
	49,777	135,625	(109,346)		38,233	-	20	114,309	114,588
Assets with no estimated useful lives
Copel Geração e Transmissão	-	-	-		-	-	30	30	30
Copel Distribuição	-	-	-		-	-	97	97	97
	-	-	-		-	-	127	127	127
	49,777	135,625	(109,346)		38,233	-	147	114,436	114,715
In progress
Copel Geração e Transmissão (d)	8,846	-	-		1,056	1,013	-	10,915	9,082
Copel Distribuição (d)	30,530	-	-		1,068	13,010	-	44,608	29,921
Copel Telecomunicações	8,706	-	-		-	-	297	9,003	4,364
Elejor	-	-	-		2,790	-	-	2,790	27
	48,082	-	-		4,914	14,023	297	67,316	43,394
								181,752	158,109
(1) Annual amortization rate: 20%

Changes in intangible assets

		Intangible assets	Consolidated
Balances	in service	in progress	Total
As of December 31, 2009	114,529	17,188	131,717
Expenditure program	-	53,563	53,563
Capitalizations	3,450	(3,450)	-
Amortization quotas - concession	(1,915)	-	(1,915)
Amortization quotas - other intangible assets	(1,493)	-	(1,493)
Amortization quotas - Pasep/Cofins tax credits	(69)	-	(69)
Write-offs	(10)	-	(10)
Transfer between int. assets & assets assigned for future use	-	15	15
Transfer between intangible assets and P.,P.,&E.	(56)	-	(56)
As of June 30, 2010	114,436	67,316	181,752

		Intangible assets	Consolidated
Balances	in service	in progress	Total
As of December 31, 2008	115,944	2,175	118,119
Expenditure program	-	16,245	16,245
Capitalizations	4,070	(4,070)	-
Amortization quotas - concession	(1,914)	-	(1,914)
Amortization quotas - other intangible assets	(1,716)	-	(1,716)
Amortization quotas transf. to int. assets in progress	(88)	88	-
Write-offs	(233)	-	(233)
Transfer between intangible assets and P.,P.,&E.	7	-	7
As of June 30, 2009	116,070	14,438	130,508

43

a)Concession - ELEJOR

The acquisition of the shares held by Triunfo Participações S.A., in December 2003, resulted in total goodwill of R$ 22,626, which corresponded to a balance of R$ 19,421 as of June 30, 2010, under the Parent Company. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statement of operations as of June 30, 2010 was R$ 377 (R$ 377 as of June 30, 2009).

b)Concession - COPEL Empreendimentos

The acquisition on May 31, 2006 of quotas in COPEL Empreendimentos, which was incorporated into COPEL Geração e Transmissão as of June 30, 2010, resulted in goodwill of R$ 53,954, with a balance of R$ 45,744 as of June 30, 2010. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in December 2029, and its effect on the statement of operations as of June 30, 2010 was R$ 1,173 (R$ 1,173 as of June 30, 2009).

c)Concession - SANEPAR

In 1998, the acquisition by Dominó Holdings S.A. of an interest in SANEPAR resulted in goodwill of R$ 24,316, with a balance of R$ 5,674 as of June 30, 2010. This balance, proportionally to COPEL's stake (45%), corresponds to R$ 2,552, and has been amortized over 15 years as of 1999, at the rate of R$ 61 a month, with a charge to income of R$ 365 as of June 30, 2010 (R$ 365 as of June 30, 2009).

d)Rights of use of software

Out of the amounts recorded as rights of use of software, under intangible assets in progress, R$ 38,753 (R$ 24,475 as of March 31, 2010) correspond to expenses with the implementation of the new integrated corporate management system (ERP), of which R$ 8,846 are from COPEL Geração e Transmissão (R$ 7,762 as of March 31, 2010) and R$ 29,907 are from COPEL Distribuição (R$ 16,713 as of March 31, 2010).

44

18.        Loans and Financing

Consolidated				Current		Noncurrent
				liabilities		liabilities
			30.06.2010	31.03.2010	30.06.2010	31.03.2010
Principal amount		Interest	Total
Foreign currency
IDB (a)	18,874	351	19,225	18,811	-	-
National Treasury (b)	5,115	589	5,704	6,458	58,128	59,995
Eletrobrás	5	-	5	6	19	22
	23,994	940	24,934	25,275	58,147	60,017
Local currency (reais )
Banco do Brasil (c)	162	10,808	10,970	3,008	330,140	330,156
Eletrobrás (d)	42,403	12	42,415	40,344	262,509	272,649
BNDES - Compagas (e)	6,367	-	6,367	6,361	3,229	4,816
Finep (f)	1,012	15	1,027	595	6,073	6,506
BNDES (g)	-	1,329	1,329	1,058	84,941	84,941
Banco do Brasil - BNDES transfer (h)	-	1,404	1,404	1,119	84,941	84,941
	49,944	13,568	63,512	52,485	771,833	784,009
	73,938	14,508	88,446	77,760	829,980	844,026

Parent Company				Current		Noncurrent
				liabilities		liabilities
			30.06.2010	31.03.2010	30.06.2010	31.03.2010
Principal amount		Interest	Total
Foreign currency
National Treasury (b)	5,115	589	5,704	6,458	58,128	59,995
Local currency (reais )
Banco do Brasil (c)	-	10,805	10,805	2,836	329,600	329,600
	5,115	11,394	16,509	9,294	387,728	389,595

Maturity of noncurrent installments

	Foreign	Local
	currency	currency		Consolidated
			30.06.2010	31.03.2010
2011	2,560	26,326	28,886	39,742
2012	3,769	56,081	59,850	60,222
2013	2,418	56,932	59,350	59,781
2014	1,211	386,360	387,571	388,036
2015	-	54,986	54,986	55,460
2016	-	38,603	38,603	39,125
2017	-	22,044	22,044	22,583
2018	-	21,135	21,135	21,609
2019	-	18,387	18,387	18,666
2020	-	15,769	15,769	15,955
2021	-	10,621	10,621	10,621
2022	-	10,618	10,618	10,618
After 2022	48,189	53,971	102,160	101,608
	58,147	771,833	829,980	844,026

45

Changes in loans and financing

		Foreign currency		Local currency	Consolidated
Balances	Current	Noncurrent	Current	Noncurrent	Total
As of December 31, 2009	24,778	67,865	56,920	716,279	865,842
Funds raised	-	-	-	80,059	80,059
Interest	1,854		33,290	567	35,711
Monetary and exchange variation	35	2,630	263	1,882	4,810
Transfers	12,348	(12,348)	26,954	(26,954)	-
Amortization - principal amounts	(6,387)	-	(13,453)	-	(19,840)
Amortization - charges on principal amount	(5,556)	-	(7,984)	-	(13,540)
Amortization - interest	(2,138)	-	(32,478)	-	(34,616)
As of June 30, 2010	24,934	58,147	63,512	771,833	918,426

		Foreign currency		Local currency	Consolidated
Balances	Current	Noncurrent	Current	Noncurrent	Total
As of December 31, 2008	41,109	121,947	57,352	647,109	867,517
Funds raised	-	-	-	30,315	30,315
Capitalized interest	-	-	-	1,512	1,512
Interest	3,923	-	31,990	534	36,447
Monetary and exchange variation	(5,664)	(19,122)	(57)	(859)	(25,702)
Transfers	14,732	(14,732)	28,940	(28,940)	-
Amortization - principal amounts	(8,831)	-	(16,303)	-	(25,134)
Amortization - charges on principal amount	(10,824)	-	(6,343)	-	(17,167)
Amortization - interest	(4,365)	-	(36,991)	-	(41,356)
As of June 30, 2009	30,080	88,093	58,588	649,671	826,432

a)Inter-American Development Bank - IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on 15 January 1991, in the amount of US$ 135,000. This debt is amortized semi-annually, with final maturity in January 2011. Interest is calculated according to the IDB funding rate, which in the second quarter of 2010 was 4.13% p.a. The agreement features provisions providing for termination in the following cases:

1)   default by the debtor on any other obligation set forth in the agreement or agreements signed with the bank for financing of the project;

2)   withdrawal or suspension of the Federal Republic of Brazil as a member of the IDB;

3)   default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

4)   ratio between current assets and total short-term commercial and bank financing, except for the current share of long-term indebtedness and dividends to be reinvested, lower than 1.2; and

5)   ratio between long-term indebtedness and shareholders’ equity exceeding 0.9.

46

This agreement is guaranteed by the Federal Government and by mortgage and fiduciary guarantees.

b)National Treasury Department (Secretaria do Tesouro Nacional or STN)

The restructuring of medium and long-term debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Bond type	(years)	maturity	(years)		Consolidated
				30.06.2010	31.03.2010
Par Bond	30	15.04.2024	30	28,750	28,857
Capitalization Bond	20	15.04.2014	10	9,815	11,137
Debt Conversion Bond	18	15.04.2012	10	5,417	6,731
Discount Bond	30	15.04.2024	30	19,850	19,728
				63,832	66,453

The annual interest rates and repayments are as follows:

Bond type	Annual interest rates (%)	Payments
Par Bond	6.0	single
Capitalization Bond	8.0	semi-annual
Debt Conversion Bond	Six-month LIBOR + 0.8750	semi-annual
Discount Bond	Six-month LIBOR + 0.8125	single

As collateral for this agreement, the Company has assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 11,938 and R$ 17,002 as of June 30, 2010 (R$ 10,219 and R$ 14,529 as of March 31, 2010), respectively, recorded under guarantees and escrow deposits, in long-term receivables (Note 10).

c)Banco do Brasil S.A.

The Company has the following contracts with Banco do Brasil:

1)     Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil, signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a. and secured by COPEL’s revenues.; and

47

2)     The following Parent Company credit notes:

	Issue		Interest due	Principal
Credit notes	date	Maturity	semi-annually	amount	Interest	Total
Commercial no. 330.600.129	31.01.2007	31.01.2014	106.5% of average CDI rate	29,000	1,114	30,114
Industrial no. 330.600.132	28.02.2007	28.02.2014	106.2% of average CDI rate	231,000	7,347	238,347
Industrial no. 330.600.151	31.07.2007	31.07.2014	106.5% of average CDI rate	18,000	699	18,699
Industrial no. 330.600.156	28.08.2007	28.08.2014	106.5% of average CDI rate	14,348	457	14,805
Industrial no. 330.600.157	31.08.2007	31.08.2014	106.5% of average CDI rate	37,252	1,188	38,440
				329,600	10,805	340,405

As a guarantee, Banco do Brasil has been authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It has also been irrevocably authorized, regardless of prior notice, to offset the bank’s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil.

d)Eletrobrás – Centrais Elétricas Brasileiras S.A.

Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.0% to 8.0% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates.

Contract ECFS – 142/2006, was signed on May 11, 2006 by COPEL Distribuição and Eletrobrás, in the amount of R$ 74,340, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 42,480 came from RGR funds, and R$ 31,860 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on September 30, 2018.

The total funds received under this contract amount to R$ 63,104, of which R$ 36,056 came from RGR funds and R$ 27,048 from CDE funds. There will be no further disbursements under this agreement.

48

Contract ECFS – 206/2007, was signed on March 3, 2008 by COPEL Distribuição and Eletrobrás, in the amount of R$ 126,430, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 108,369 came from RGR funds, and R$ 18,061 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on August 30, 2020. In August 2008, COPEL withdrew R$ 37,929, of which R$ 32,511 came from RGR funds and R$ 5,418 from CDE funds. In June 2009, the Company received R$ 25,286, of which R$ 21,674 came from RGR funds and R$ 3,612 from CDE funds. In March 2010, the Company received R$ 25,286, of which R$ 21,674 came from RGR funds and R$ 3,612 from CDE funds.

These loans are secured by COPEL’s own revenues, pursuant to a mandate issued by public act, and by the issue of promissory notes in the same number of outstanding installments.

e)BNDES - Compagas

Financing from BNDES to raise funds for the expansion of the Company’s gas distribution network. This financing agreement is divided into subcredits, a part of which is restated by an interest rate of 4% p.a. plus the TJLP long-term interest rate, and the remainder by the variation of the BNDES Monetary Unit (UMBND). This agreement does not contain restrictive provisions.

It is secured by Compagas’ gas supply receivables and by one or two financing installments which shall be deposited exclusively and kept in a checking account at Banco Itaú S.A.

f)Financiadora de Estudos e Projetos - FINEP

1)     Loan agreement no. 02070791-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Generation Research and Development Project for 2007".

The total credit amounts to R$ 5,078. The first installment, in the amount of R$ 1,464, was released in April 2008, the second one, in the amount of R$ 2,321, was released in May 2009, and the remaining ones will be deposited to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to interest of 6.37% p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014.

To secure the contract, COPEL Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited.

49

2)     Loan agreement no. 02070790-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Transmission Research and Development Project for 2007".

The total credit amounts to R$ 3,535. The first installment, in the amount of R$ 844, was released in October 2008, the second one, in the amount of R$ 2,451, was released in December 2009, and the remaining ones will be deposited to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to interest of 6.13 % p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014.

To secure the contract, COPEL Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited.

g)BNDES - COPEL Geração e Transmissão

On March 17, 2009, COPEL Geração e Transmissão signed with BNDES Loan Agreement no. 08.2.0989.1, with COPEL as a intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments as funds are required and pursuant to BNDES' financial scheduling.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 1.63% above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount.

As a guarantee for the payment of all amounts due under this agreement, COPEL Geração e Transmissão has pledged in favor of BNDES a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contratos de Compra de Energia no Ambiente Regulado” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by COPEL Geração e Transmissão, BNDES, and Banco do Brasil.

The first release of funds took place in July 2009, in the amount of R$ 55,748, and the second one, in February 2010, in the amount of R$ 29,193.

50

The contract contains provisions on accelerated maturity in certain conditions.

h)Banco do Brasil – Transfer of BNDES funds

On April 16, 2009, COPEL Geração e Transmissão signed with Banco do Brasil Loan Agreement no. 21/02000-0, with COPEL as an intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments pursuant to the Uses and Sources Schedule attached to the agreement.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 2.13% above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount. As a guarantee for the payment of all amounts due under this agreement, COPEL Geração e Transmissão has pledged in favor of Banco do Brasil a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contratos de Comercialização de Energia no Ambiente Regulado” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by COPEL Geração e Transmissão, BNDES, and Banco do Brasil.

The first release of funds took place in August 2009, in the amount of R$ 55,748, and the second one, in March 2010, in the amount of R$ 29,193.

The contract contains provisions on accelerated maturity in certain conditions.

19.        Debentures

		Current		Noncurrent
		liabilities		liabilities
	30.06.2010	31.03.2010	30.06.2010	31.03.2010
	Total	Total
Debentures - Parent Company	18,699	4,518	600,000	600,000
	18,699	4,518	600,000	600,000

51

Changes in the balances of debentures

	Current	Noncurrent	Consolidated
Balances	liabilities	liabilities	total
As of December 31, 2009	54,195	753,384	807,579
Interest	30,286	-	30,286
Transfers	153,384	(153,384)	-
Amortization - principal amounts	(177,908)	-	(177,908)
Amortization - charges on principal amounts	(10,140)	-	(10,140)
Amortization - interest	(31,118)	-	(31,118)
As of June 30, 2010	18,699	600,000	618,699

	Current	Noncurrent	Consolidated
Balances	liabilities	liabilities	total
As of December 31, 2008	195,000	802,116	997,116
Interest	46,246	-	46,246
Monetary variation	23	243	266
Transfers	15,947	(15,947)	-
Amortization - principal amounts	(140,570)	-	(140,570)
Amortization - charges on principal amounts	(411)	-	(411)
Amortization - interest	(61,606)	-	(61,606)
As of June 30, 2009	54,629	786,412	841,041

A single series of 60,000 debentures makes up the fourth issue of simple debentures conducted by the Parent Company on September 1, 2006, in the amount of R$ 600,000, and concluded on October 6, 2006, with full subscription in the total amount of R$ 607,899, with a five-year term from issue date and final maturity on September 1, 2011. These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and unsecured.

These securities yield interest on their face value of 104% of the average one-day Interfinance Deposit (DI - over) rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization period is due and paid semi-annually, with the first due date on March 1, 2007 and the last on September 1, 2011.  There will be no renegotiation of these debentures.

The resources obtained with the issue of these debentures were used to optimize the Company’s debt profile, by means of payment of its financial obligations, and to reinforce its cash flow. The resources from this issue were used to settle 1/3 of the principal amount of the Company's 3rd issue of debentures, due on February 1, 2007, and the principal amount of the Company’s 2nd issue of debentures, due on March 1, 2007.

52

The debentures feature provisions setting forth accelerated maturity in the cases described in COPEL’s financial statements as of December 31, 2009.

ELEJOR, in compliance with the changes and conditions contained in the first amendment to its debenture contract, paid off in advance, on March 5, 2010, all the remaining debentures held by BNDESPAR, in the amount of R$ 181,239. The full outstanding debt to BNDESPAR has been paid.

20.        Suppliers

			Consolidated
		30.06.2010	31.03.2010
Charges for the use of the power grid
Use of the Basic Network		64,902	64,774
Energy transmission		4,266	4,235
Use of connections		274	274
		69,442	69,283
Electricity suppliers
Eletrobrás (Itaipu)		80,263	79,263
Companhia Hidro Elétrica do São Francisco - Chesf		32,247	35,292
Furnas Centrais Elétricas S.A.		35,836	34,918
Mechanism for the Offsetting of Surpluses and Deficits - MCSD		12,356	13,340
Companhia Energética de São Paulo - Cesp		13,175	12,361
Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.		12,691	11,986
Centrais Elétricas do Norte do Brasil S.A. - Eletronorte		10,458	11,346
Itiquira Energética S.A.		9,457	10,475
Companhia Energética de Minas Gerais - Cemig		4,973	5,170
Dona Francisca Energética S.A.		4,936	5,100
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE		3,682	4,030
Utilities - CCEE (Note 33)		11,570	3,899
Light S.A.		2,747	3,006
Other suppliers		20,470	24,728
		254,861	254,914
Materials and services
Petróleo Brasileiro S.A. - Petrobras - gas purchase by Compagas		27,549	26,259
Petróleo Brasileiro S.A. - Petrobras - renegotiation (a)		45,851	44,827
Petróleo Brasileiro S.A. - Petrobras - renegotiation - noncurrent (a)		160,477	168,103
Other suppliers		147,602	162,127
		381,479	401,316
		705,782	725,513
	Current	545,305	557,410
	Noncurrent	160,477	168,103

53

a)Petróleo Brasileiro S.A. – Petrobras - renegotiation

On March 6, 2006, COPEL signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermal Power Plant. This settlement comprised the signature of an Out-of-Court Agreement, under which COPEL Generation, with COPEL as guarantor, acknowledged a R$ 150,000 debt to Petrobras, as grantor of Compagas’ credits to COPEL Generation, which shall be paid in 60 monthly installments restated by the Selic rate, starting in January 2010.

On May 30, 2006, COPEL Generation signed a Mutual Release Agreement with Compagas under which both companies fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Settlement and Confession of Indebtedness signed by them and by Petrobras, with the participation of COPEL. The debt acknowledged by COPEL Generation remains.

b)Main power purchase agreements

The table below features the main power purchase agreements signed in the regulated power trading environment. These contracts are shown at original value and are restated annually according to the IPCA inflation index.

	Period of	Purchased power	Date of	Average purchase
	supply	(annual avg. MW)	auction	price (R$/MWh)
Auction of power from existing facilities
1st Auction - 2005 Product	2005 to 2012	942.92	07.12.2004	57.51
1st Auction - 2006 Product	2006 to 2013	450.88	07.12.2004	67.33
1st Auction - 2007 Product	2007 to 2014	9.79	07.12.2004	75.46
2nd Auction - 2008 Product	2008 to 2015	67.65	02.04.2005	83.13
4th Auction - 2009 Product	2009 to 2016	43.25	11.10.2005	94.91
5th Auction - 2007 Product	2007 to 2014	160.04	14.12.2006	104.74
		1,674.53
Auction of power from new facilities
1st Auction - 2008 Hydro Product	2008 to 2037	3.61	16.12.2005	106.95
1st Auction - 2008 Thermal Product	2008 to 2022	28.56	16.12.2005	132.26
1st Auction - 2009 Hydro Product	2009 to 2038	3.26	16.12.2005	114.28
1st Auction - 2009 Thermal Product	2009 to 2023	41.59	16.12.2005	129.26
1st Auction - 2010 Hydro Product	2010 to 2039	66.32	16.12.2005	114.57
1st Auction - 2010 Thermal Product	2010 to 2024	64.30	16.12.2005	121.81
3rd Auction - 2011 Hydro Product	2011 to 2040	57.66	10.10.2006	120.86
3rd Auction - 2011 Thermal Product	2011 to 2025	54.22	10.10.2006	137.44
4th Auction - 2010 Thermal Product	2010 to 2024	18.32	26.07.2007	134.64
5th Auction - 2012 Hydro Product	2012 to 2041	52.50	16.10.2007	129.14
5th Auction - 2012 Thermal Product	2012 to 2026	117.27	16.10.2007	128.37
6th Auction - 2011 Thermal Product	2011 to 2025	51.07	17.09.2008	128.42
7th Auction - 2013 Hydro Product	2013 to 2042	12.24	30.09.2008	98.98
7th Auction - 2013 Thermal Product	2013 to 2027	303.99	30.09.2008	145.23
Santo Antonio	2012 to 2041	106.00	10.12.2007	78.87
Jirau	2013 to 2042	141.51	19.05.2008	71.37
		1,122.42

54

21.        Payroll, Social Charges, and Labor Accruals

		Consolidated
	30.06.2010	31.03.2010
Payroll
Profit sharing	-	64,995
Taxes and social contributions	19,911	19,489
Payroll, net	2,196	1,133
Assignments to third-parties	2	28
	22,109	85,645
Labor accruals
Paid vacation and annual bonus ("13th salary")	70,202	55,155
Social charges on paid vacation and annual bonus ("13th salary")	22,036	17,199
Profit sharing	30,539	15,306
Voluntary redundancy program	9,832	-
	132,609	87,660
	154,718	173,305

22.        Post-Employment Benefits

The consolidated and recognized amounts in liabilities, under Post-Employment Benefits, are summarized below:

			Consolidated
			Total
		30.06.2010	31.03.2010
Pension Plan (a)
Benefits Plan - Plan III (DB)		8,656	8,340
		8,656	8,340
Healthcare Plan (b)		372,521	369,032
		381,177	377,372
	Current	23,807	20,930
	Noncurrent	357,370	356,442

The consolidated amounts recognized in the statement of operations are shown below:

55

The annual estimated cost of pension plans I and II for 2010, calculated by an independent actuary, resulted in income due to the actuarial gains which are being amortized and whose amounts exceed the regular periodic cost of the plans.

Changes in the post-employment benefits balance

		Consolidated
	30.06.2010	30.06.2009
Pension plan - periodic post-employment cost	-	(61,332)
Pension plan (DB)	26,659	25,924
Pension plan (DB) - management	176	95
Healthcare plan - post-employment	13,912	13,338
Healthcare plan contributions	14,514	13,668
Healthcare plan contributions - management	4	2
	55,265	(8,305)
(-) Transfers to construction in progress	(3,586)	(3,522)
	51,679	(11,827)

	Current	Noncurrent	Consolidated
Balances	liabilities	liabilities	Total
As of December 31, 2009	22,505	352,976	375,481
Appropriation of actuarial calculation	-	13,912	13,912
Pension and healthcare contributions	41,353	-	41,353
Transfers	9,518	(9,518)	-
Amortizations	(49,569)	-	(49,569)
As of June 30, 2010	23,807	357,370	381,177

	Current	Noncurrent	Consolidated
Balances	liabilities	liabilities	Total
As of December 31, 2008	22,066	425,879	447,945
Appropriation of actuarial calculation	-	(47,994)	(47,994)
Pension and healthcare contributions	39,689	-	39,689
Transfers	5,951	(5,951)	-
Amortizations	(46,512)	-	(46,512)
As of June 30, 2009	21,194	371,934	393,128

a)Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III).

Pension Plans I and II are defined benefit plans, while Plan III is a defined contribution plan.

The cost shares borne by the plans’ sponsors are recorded according to an actuarial assessment prepared annually by independent actuaries pursuant to the rules of CVM Ruling no. 371/00. The actuarial and financial assumptions for purposes of actuarial assessment are discussed with the independent actuaries and approved by the sponsors’ senior management.

56

The flow of payment of contributions under Plans I and II, as of July 2007, was guaranteed under an agreement called “Private Agreement for Adjustment of Mathematical Reserves for the Basic and Supplemental Pension Plans”, signed on January 20, 1999. Based on legal opinions by external and internal legal experts who reviewed specific clauses of this agreement and concluded that the corresponding liabilities had expired, the Company notified the senior management of Fundação COPEL de Previdência e Assistência Social, on July 27, 2007, that no contribution payments would be made under that agreement as of August 2007.

In September 2007, Fundação COPEL disputed COPEL's interpretation, which led to a joint request for review and ruling by the State Department of Supplemental Pension Plans (SPC). After the submission of requested clarifications and the conduction of an actuarial audit recommended by the SPC in November 2007, in October 2008 the SPC requested further clarifications about the report and the opinion of the consulting company in charge of the audit, which had been submitted by the COPEL Foundation in July 2008. On May 20, 2010, The National Supplemental Pension Plan Supervision Office (PREVIC, formerly SPC) issued a letter in response to COPEL’s request, stating that the debt in question is of actuarial nature rather than financial nature, so that it must be annually reviewed by an actuary.

b)Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

23.        Regulatory Charges

		Consolidated
	30.06.2010	31.03.2010
Fuel Consumption Account - CCC	18,807	18,807
Energy Development Account - CDE	16,998	20,942
Global Reversal Reserve - RGR	14,173	7,077
	49,978	46,826

57

24.        Research and Development and Energy Efficiency

COPEL’s balances allocated to Research and Development and Energy Efficiency are broken down below:

	Applied and used -	Payable	Balance to be	Balance as of	Balance as of
	projects in progress	amount	used in projects	30.06.2010	31.03.2010
Research and Development - R&D
FNDCT	-	2,470	-	2,470	1,391
MME	-	1,236	-	1,236	696
R&D	21,394	-	85,785	107,179	101,566
	21,394	3,706	85,785	110,885	103,653
Energy Efficiency Program - EEP	28,613	-	89,478	118,091	111,435
	50,007	3,706	175,263	228,976	215,088
			Current	114,633	112,779
			Noncurrent	114,343	102,309

Changes in the balances of R&D and EEP

	FNDCT	MME		R&D		EEP	Consolidated
Balances	current	current	current	noncurrent	current	noncurrent	Total
As of December 31, 2009	1,325	682	49,653	54,908	69,345	35,585	211,498
Additions	7,822	3,891	750	7,356	-	10,014	29,833
SELIC interest rate	-	-	502	3,324	-	3,156	6,982
Payments	(6,677)	(3,337)	-	-	-	-	(10,014)
Concluded projects			(9,314)	-	(9)	-	(9,323)
As of June 30, 2010	2,470	1,236	41,591	65,588	69,336	48,755	228,976

	FNDCT	MME		R&D		EEP	Consolidated
Balances	current	current	current	noncurrent	current	noncurrent	Total
As of December 31, 2008	18,649	9,345	48,087	37,509	50,403	34,570	198,563
Additions	7,096	3,548	2,540	4,556	3,023	6,316	27,079
SELIC interest rate	-	-	1,353	2,328	1,236	2,233	7,150
Transfers	-	-	(3,509)	3,509	(4,263)	4,263	-
Payments	(23,534)	(11,770)	-	-		-	(35,304)
Concluded projects	-	-	(2,140)	-	(2,108)	-	(4,248)
As of June 30, 2009	2,211	1,123	46,331	47,902	48,291	47,382	193,240

58

25.        Other Accounts Payable

		Consolidated
	30.06.2010	31.03.2010
Current liabilities
Concession charge - ANEEL grant	36,610	36,272
Compensation for use of water resources	19,408	20,573
Collected public lighting charge	18,015	21,082
Reimbursement of customer contributions	9,334	9,451
Participation in consortia	6,753	6,753
Customers	3,947	3,980
Pledged collaterals	3,245	2,840
Reparations to the Apucaraninha Indian community	2,686	2,659
ANEEL inspection fee	1,638	1,613
Advance payments from customers	1,401	3,591
Other liabilities	11,283	7,379
	114,320	116,193
Noncurrent liabilities
Reparations to the Apucaraninha Indian community	2,686	2,659
Other liabilities	357	357
	3,043	3,016

26.        Contingencies and Reserves for Litigation

The Company is a party to several lawsuits filed before different courts. COPEL’s senior management, based on the opinion of its legal counsel, has kept a reserve for litigation in connection with lawsuits which are likely to result in losses.

Consolidated	Balance as of	Additions/	Additions to		Balance as of	Judicial	Net	Net
	31.12.2009	(reversals)	P.,P.,&E.	Payments	30.06.2010	deposits	provision	provision
							30.06.2010	31.03.2010
Labor	158,431	31,199	1	(4,970)	184,661	(25,847)	158,814	151,905
Regulatory	37,010	(7)	-	-	37,003	-	37,003	37,055
Civil:
Suppliers (a)	84,024	2,123	-	-	86,147	(34,655)	51,492	62,203
Civil and administrative claims	57,213	(6,571)	-	(3,422)	47,220	(9,436)	37,784	33,315
Easements (b)	14,902	-	(5,040)	-	9,862	-	9,862	14,185
Condemnation and property (b)	125,339	-	6,665	(70)	131,934	-	131,934	129,260
Customers	5,324	181	-	(15)	5,490	(1,225)	4,265	3,962
Environmental claims	10	-	-	-	10	-	10	11
	286,812	(4,267)	1,625	(3,507)	280,663	(45,316)	235,347	242,936
Tax	77,858	13,389	-	-	91,247	(31,240)	60,007	54,464
	560,111	40,314	1,626	(8,477)	593,574	(102,403)	491,171	486,360

Parent Company	Balance as of			Balance as of	Judicial	Net	Net
	31.12.2009	Additions	Payments	30.06.2010	deposits	provision	provision
						30.06.2010	31.03.2010
Regulatory claims	9,249	-	-	9,249	-	9,249	9,249
Civil claims	328	6,265	(2,317)	4,276	-	4,276	4,198
Tax claims	44,357	8,930	-	53,287	(31,214)	22,073	20,990
	53,934	15,195	(2,317)	66,812	(31,214)	35,598	34,437

59

The amount tied to cases classified as possible losses, estimated by the Company and its subsidiaries as of June 30, 2010, reached R$ 2,068,656, of which R$ 108,208 correspond to labor claims; R$ 1,337,240 to regulatory claims; R$ 142,235 to civil claims; and R$ 480,973 to tax claims. It is important to point out that COPEL has a good chance of success in the lawsuit it filed to dispute the effects of ANEEL Ruling no. 288/02, based on the opinion of its legal counsel, as discussed in Note 33 herein, under the title “Electric Energy Trading Chamber (CCEE)”.

For one of the tax claims included in the amount of R$ 480,993 described above, a court-ordered attachment of R$ 181,014 took place in April 2010.  Company management is making its best efforts to revert it. Its classification remains as possible loss.

The breakdown of the types of lawsuits in which COPEL is involved as of June 30, 2010 is consistent with the one featured in the Company's financial statements as of December 31, 2009.

a)Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

COPEL Distribuição is disputing in court the validity of the terms and conditions of the power purchase and sale agreements signed with Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A., based on the argument that they grant benefits to the selling companies that hurt the public interest. At the same time, both companies, after having rescinded the agreements, filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas, which sentenced COPEL to the payment of contractual penalties for having caused the rescission of the agreement. COPEL has filed for a court order making the arbitration ruling void.

Management, based on the opinion of its legal counsel that it is likely to lose this case and on the current stage of the lawsuits, decided to set aside a reserve for litigation in the original amount of the debt, restated according to the original contractual terms, which amounted to R$ 98,838 as of June 30, 2010.

b)Easements, condemnation, and real estate

COPEL’s real estate claims comprise mostly cases of condemnation and easements, in which compensation is always mandatory pursuant to the Federal Constitution, which requires that the Federal Government pay just compensation, in cash, prior to condemnation of private property or to the imposition of restrictions on the use of property without transfer of title. Lawsuits are usually filed when parties fail to agree on the amount of compensation due.

60

Ivaí Engenharia de Obras S.A.

In a lawsuit filed by Ivaí Engenharia de Obras S.A., COPEL Geração e Transmissão was sentenced to the payment of R$ 180,917 as compensation for a supposed economic-financial imbalance under Contract D-01, concerning construction work for the Jordão River diversion project. COPEL appealed this decision and was partially successful, avoiding the application of the SELIC interest rate on top of the penalty interest. COPEL will continue to dispute this claim in court, through all means legally available.

In 2007, in light of the evaluation conducted by its Chief Legal Office, which estimates that a loss is probable, the Company set aside a reserve for litigation recorded against property, plant, and equipment, in the amount of R$ 118,058 as of June 30, 2010.

27.        Non-Controlling Shareholding Interests

Changes in non-controlling interests

				Consolidated
Balances	Compagas	Elejor	UEG Araucária	Total
As of December 31, 2009	92,823	30,461	130,253	253,537
Funds for capital increase	-	54,000	-	54,000
Proposed dividends	(853)	-	-	(853)
Income for the quarter	11,777	6,631	(3,082)	15,326
As of June 30, 2010	103,747	91,092	127,171	322,010

				Consolidated
Balances	Compagas	Elejor	UEG Araucária	Total
As of December 31, 2008	83,399	23,943	132,225	239,567
Proposed dividends	(3,520)	9	-	(3,511)
Income for the quarter	8,774	3,075	1,163	13,012
As of June 30, 2009	88,653	27,027	133,388	249,068

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28.        Stock Capital

As of June 30, 2010, Copel’s paid in share capital, represented by shares with no par value, was R$ 6,910,000. The different classes of shares and main shareholders are detailed below:

							In number of shares
Shareholders	Common		Class A preferred		Class B preferred		Total
		%		%		%		%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:
BM&FBOVESPA (1)	19,470,777	13.42	127,327	32.31	60,667,059	47.31	80,265,163	29.33
NYSE (2)	148,036	0.10	-	-	40,037,162	31.22	40,185,198	14.69
Latibex (3)	-	-	-	-	193,171	0.15	193,171	0.07
Municipalities	178,393	0.12	12,797	3.25	-	-	191,190	0.07
Other shareholders	375,727	0.26	253,897	64.44	37,237	0.03	666,861	0.24
	145,031,080	100.00	394,021	100.00	128,230,274	100.00	273,655,375	100.00
(1) São Paulo Stock Exchange
(2) New York Stock Exchange
(3) The Market for Latin-American Securities in Euros, linked to the Madrid Stock Exchange

Each share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class “A” preferred shares enjoy priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares enjoy priority in the reimbursement of capital and the right to the distribution of minimum dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Federal Law 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

62

29.        Gross Revenues from Sales and/or Services

		Consolidated
	30.06.2010	30.06.2009
Electricity sales to final customers
Residential	590,983	501,488
Industrial	582,011	509,859
Commercial, services, and other activities	382,069	332,417
Rural	76,643	67,720
Government agencies	50,904	44,379
Public lighting	39,009	35,662
Public services	35,970	32,520
Installment for Adjustment of Network Charges	1,167	1,886
	1,758,756	1,525,931
Electricity sales to distributors
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	558,135	530,252
Bilateral contracts	109,784	93,372
Electric Energy Trading Chamber - CCEE	77,161	30,100
	745,080	653,724
Availability of the power grid
Rate for the use of the distribution system (TUSD)
Residential	601,447	560,987
Industrial	523,570	492,188
Commercial, services, and other activities	391,438	369,101
Rural	77,984	75,728
Government agencies	51,839	49,644
Public lighting	39,750	39,893
Public services	36,637	36,378
Free customers	79,357	65,360
Basic Network and basic interface network	95,893	73,933
Connection grid	1,455	1,280
Installment for Adjustment of Basic Network charges (a)	(40,091)	5,951
	1,859,279	1,770,443

Telecommunications revenues	60,934	49,211

Piped gas distribution	148,456	128,958
Other operating revenues
Leases and rents	34,742	63,456
Revenues from services	17,062	20,366
Charged services	3,993	4,722
Other revenues	1,155	601
	56,952	89,145
	4,629,457	4,217,412

a)Network charge adjustment share

In June 2010, COPEL Geração e Transmissão recorded R$ 40,091 as a network charge adjustment share resulting from revenue discrepancies between July 1, 2009 and June 30, 2010, pursuant to ANEEL Ratification Resolution no. 1008/10.

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30.        Deductions from Gross Revenues

		Consolidated
	30.06.2010	30.06.2009
Taxes and social contributions on revenues
VAT (ICMS)	974,040	847,565
COFINS	357,279	327,314
PIS/PASEP	77,564	71,059
ISSQN	902	903
	1,409,785	1,246,841
Regulatory charges
Energy Development Account - CDE	113,773	90,605
Fuel Consumption Account - CCC	84,824	99,886
Global Reversal Reserve - RGR	46,025	39,368
Research and development and energy efficiency - R&D and EEP	29,649	27,079
Other	6,350	143
	280,621	257,081
	1,690,406	1,503,922

	Costs of		General and	Other revenues
Nature of costs and expenses	goods and/or	Sales	administ.	(expenses),	Consolidated
	services	expenses	expenses	net	Total
					30.06.2010
Energy purchased for resale (a)	(1,168,648)	-	-	-	(1,168,648)
Charges for use of power grid (b)	(348,873)	-	-	-	(348,873)
Personnel and management (c)	(294,507)	(2,470)	(76,865)	-	(373,842)
Pension and healthcare plans (Note 22)	(40,677)	(278)	(10,724)	-	(51,679)
Materials and supplies (d)	(32,674)	(725)	(4,100)	-	(37,499)
Raw materials and supplies
for power generation	(10,882)	-	-	-	(10,882)
Natural gas and supplies for gas business	(69,306)	-	-	-	(69,306)
Third-party services (e)	(109,973)	(13,432)	(30,995)	-	(154,400)
Depreciation and amortization	(185,958)	(4)	(13,601)	(1,915)	(201,478)
Provisions and reversals (f)	-	(10,942)	-	(40,314)	(51,256)
Other costs and expenses (g)	(15,732)	2,410	(21,455)	(82,623)	(117,400)
	(2,277,230)	(25,441)	(157,740)	(124,852)	(2,585,263)

31.        Operating Costs and Expenses

Consolidated operating costs and expenses are broken down below:

64

Parent Company operating costs and expenses are broken down below:

	Costs of		General and	Other revenues
Nature of costs and expenses	goods and/or	Sales	administ.	(expenses),	Consolidated
	services	expenses	expenses	net	Total
					30.06.2009
Energy purchased for resale (a)	(764,182)	-	-	-	(764,182)
Charges for use of power grid (b)	(264,664)	-	-	-	(264,664)
Personnel and management (c)	(279,233)	(2,163)	(70,865)	-	(352,261)
Pension and healthcare plans (Note 22)	7,338	(109)	4,598	-	11,827
Materials and supplies (d)	(26,515)	(1,428)	(4,015)	-	(31,958)
Raw materials and supplies
for power generation	(13,412)	-	-	-	(13,412)
Natural gas and supplies for gas business	(69,085)	-	-	-	(69,085)
Third-party services (e)	(103,540)	(12,207)	(27,259)	-	(143,006)
Depreciation and amortization	(181,980)	(6)	(12,778)	(1,915)	(196,679)
Provisions and reversals (f)	-	(10,579)	-	(40,144)	(50,723)
Other costs and expenses (g)	(9,602)	2,068	(46,962)	(39,115)	(93,611)
	(1,704,875)	(24,424)	(157,281)	(81,174)	(1,967,754)

	General and	Other revenues	Parent
Nature of costs and expenses	administrative	(expenses),	Company
	expenses	net	Total
			30.06.2010
Management (c)	(3,638)	-	(3,638)
Healthcare plan	(166)	-	(166)
Materials and supplies	(7)	-	(7)
Third-party services (e)	(2,491)	-	(2,491)
Depreciation and amortization	-	(377)	(377)
Provisions and reversals (f)	-	(15,195)	(15,195)
Other expenses	(551)	165	(386)
	(6,853)	(15,407)	(22,260)

	General and	Other revenues	Parent
Nature of costs and expenses	administrative	(expenses),	Company
	expenses	net	Total
			30.06.2009
Management (c)	(3,610)	-	(3,610)
Healthcare plan	(97)	-	(97)
Materials and supplies	(8)	-	(8)
Third-party services (e)	(2,500)	-	(2,500)
Depreciation and amortization	-	(377)	(377)
Provisions and reversals (f)	-	4,003	4,003
Other expenses	(1,156)	437	(719)
	(7,371)	4,063	(3,308)

65

a.     Energy purchased for resale

		Consolidated
	30.06.2010	30.06.2009
Eletrobrás - Centrais Elétricas Brasileiras S.A. (Itaipu)	297,357	197,927
Furnas Centrais Elétricas S.A. - auction	172,205	152,101
Companhia Hidro Elétrica do São Francisco - Chesf - auction	161,077	144,900
Electricity purchased for resale - CVA (1)	155,983	(72,585)
Companhia Energética de São Paulo - Cesp - auction	62,122	54,476
Itiquira Energética S.A.	58,228	56,762
Program for incentive to alternative energy sources - PROINFA	55,025	26,403
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte - auction	53,168	47,430
Electric Energy Trading Chamber - CCEE	40,249	72,221
Dona Francisca Energética S.A.	29,786	29,949
Companhia Energética de Minas Gerais - Cemig - auction	25,298	26,831
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE - auction	18,251	16,660
Light S.A. - auction	13,821	12,557
Tractbel Energia S.A. - auction	10,103	5,530
(-) Pasep/Cofins tax on electricity purchased for resale	(100,316)	(100,505)
Other utilities - auction	116,291	93,525
	1,168,648	764,182

1)     The variation in the balance, compared to the previous year, is due to actual prices under power agreements, particularly those for energy from thermal facilities, and to the realization of amounts recognized in the June 2009 rate review.

66

b.    Charges for the use of the power grid

		Consolidated
	30.06.2010	30.06.2009
Furnas Centrais Elétricas S.A.	65,232	57,708
System service charges - ESS	59,632	27,426
Cia Transmissora de Energia Elétrica Paulista - Cteep	34,430	31,156
Companhia Hidro Elétrica do São Francisco - Chesf	31,299	28,447
Eletrosul Centrais Elétricas S.A.	23,762	21,293
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	23,231	20,704
Companhia Energética de Minas Gerais - Cemig	14,759	10,328
National System Operator - ONS	10,529	10,198
Novatrans Energia S.A.	10,247	9,564
TSN Transmissora Nordeste Sudeste de Energia S.A.	10,230	9,536
Cia Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	9,211	8,342
CVA - charges	9,003	(9,131)
Empresa Amazonense de Transmissão de Energia - Eate	8,560	7,978
ATE II Transmissora de Energia S.A.	4,383	4,047
Empresa Norte de Transmissão de Energia S.A. - Ente	4,349	4,061
Itumbiara Transmissora de Energia Ltda	4,138	3,864
Expansion Transmissora de Energia Elétrica S.A.	3,964	3,699
Empresa Transmissora de Energia Oeste Ltda - Eteo	3,554	3,267
STN Sistema de Transmissão Nordeste S.A	3,490	3,260
NTE Nordeste Transmissora de Energia S.A	3,069	2,865
ATE Transmissora Energia S.A	2,730	2,688
Integração Transmissão Energia-INTESA	2,708	2,198
ATE III Transmissora Energia S.A	2,241	2,123
Arthemis Transmissora de Energia S.A	1,844	1,745
Pasep/Cofins taxes on charges for the use of the power grid	(31,757)	(29,527)
Other utilities	34,035	26,825
	348,873	264,664

c.     Personnel and management

	Parent Company			Consolidated
	30.06.2010	30.06.2009	30.06.2010	30.06.2009
Personnel
Wages and salaries	-	-	240,882	232,955
Social charges on payroll	-	-	88,134	81,764
	-	-	329,016	314,719
Provision for profit sharing	-	-	32,545	32,986
Meal assistance and education allowance	-	-	29,642	26,978
Compensation - voluntary redundancy/retirement	-	-	13,706	14,994
	-	-	404,909	389,677
(-) Transfers to construction in progress	-	-	(36,423)	(42,597)
	-	-	368,486	347,080
Management
Wages and salaries	2,881	2,885	4,495	4,378
Social charges on payroll	757	725	936	882
	3,638	3,610	5,431	5,260
(-) Transfers to construction in progress	-	-	(75)	(79)
	3,638	3,610	5,356	5,181
	3,638	3,610	373,842	352,261

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d.    Materials and Supplies

		Consolidated
	30.06.2010	30.06.2009
Materials for use in the electric system	13,485	7,834
Fuel and vehicle parts	11,603	10,353
Cafeteria supplies	3,582	2,854
Materials for use in civil construction	2,212	1,260
Office supplies	2,188	2,916
Service tools	799	1,197
Safety supplies	945	1,055
Lodging	633	474
Information technology equipment and supplies	415	1,060
Other materials and supplies	1,637	2,955
	37,499	31,958

e.     Services from third-parties

		Parent Company		Consolidated
	30.06.2010	30.06.2009	30.06.2010	30.06.2009
Power grid maintenance	-	-	42,324	36,618
Meter reading and bill delivery	-	-	14,658	15,350
Authorized and registered agents	-	-	11,715	10,396
Technical, scientific, and administrative consulting	851	689	9,465	13,383
Data processing and transmission	-	-	9,031	7,584
Administrative support services	-	-	8,394	7,704
Security	-	-	8,155	7,122
Travel	72	38	6,218	5,656
Telephone services	-	-	5,709	5,431
Civil maintenance services	-	-	5,192	2,968
Maintenance of easement areas	-	-	4,839	3,319
Personnel training	1	-	4,109	2,689
Customer service	-	-	3,601	2,189
Services in "green areas"	-	-	3,342	2,622
Satellite communication services	-	-	2,502	1,716
Vehicle maintenance and repairs	-	-	2,429	2,036
Freight services	-	-	2,057	1,883
Telephone operator services	-	-	1,731	1,499
Postal services	-	-	1,673	1,517
Auditing	1,094	1,115	1,615	1,629
Advertising	305		982	1,113
Other services	168	658	4,659	8,582
	2,491	2,500	154,400	143,006

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f.      Provisions and reversals

	Parent Company			Consolidated
	30.06.2010	30.06.2009	30.06.2010	30.06.2009
Allowance for doubtful accounts (ADA)
ADA - customers and distributors (Note 5)	-	-	10,812	10,000
ADA - third-party services and other receivables	-	-	130	579
	-	-	10,942	10,579
Reserve (reversal) for litigation (Note 26)
Labor	-	-	31,199	19,595
Regulatory	-	-	(7)	144
Suppliers	-	-	2,123	1,146
Civil and administrative law	6,265	(132)	(6,571)	22,310
Customers	-	-	181	282
Environmental	-	-	-	11
Tax	8,930	(3,871)	13,389	(3,344)
	15,195	(4,003)	40,314	40,144
	15,195	(4,003)	51,256	50,723

g.    Other operating costs and expenses

		Consolidated
	30.06.2010	30.06.2009
Compensation for the use of water resources	60,315	23,351
Concession charge - ANEEL grant	18,962	18,891
Losses in the disposal and sale of assets	10,162	4,990
ANEEL Inspection Fee	9,977	7,660
Taxes	7,766	6,193
Leases and rents	7,400	6,712
Reparations	6,952	33,715
Insurance	3,573	3,088
Own power consumption	3,096	3,015
Advertising	1,923	1,608
Donations - Rouanet Law and children's and teenagers' rights fund - FIA	1,850	1,342
Cost and expense recovery	(23,197)	(23,455)
Other costs and expenses (revenues), net	8,621	6,501
	117,400	93,611

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32.        Interest Income (Expenses), Net

		Parent Company		Consolidated
	30.06.2010	30.06.2009	30.06.2010	30.06.2009
Interest income
Income from financial investments	15,272	20,456	71,935	91,980
Monetary variation of CRC transfer (Note 6)	-	-	66,039	(13,286)
Income from CRC transferred to State Gov. (Note 6)	-	-	40,172	42,297
Penalties on overdue bills	-	-	35,227	39,177
Interest on deferred regulatory assets (CVA)	-	-	10,685	11,222
Interest on taxes paid in advance	3,107	1,488	4,220	3,601
Fines	-	-	4,884	5,681
Interest and commissions on loan agreements	39,236	40,294	-	-
Other interest income	4,504	342	7,091	7,644
	62,119	62,580	240,253	188,316
(-) Interest expenses
Interest on loans and financing	42,186	54,258	59,116	82,597
PIS/PASEP and COFINS taxes on IOC	345	347	745	734
Monetary and exchange variations	-	3	13,516	(3,300)
Interest on tax installments	4,826	-	7,642	-
IOF tax	9	-	6,882	4,606
Interest on R&D and EEP	-	-	6,982	7,150
Interest on deferred regulatory liabilities (CVA)	-	-	3,293	1,239
Other interest expenses	-	1	2,247	1,129
	47,366	54,609	100,423	94,155
	14,753	7,971	139,830	94,161

33.        Spot Market (CCEE)

The Wholesale Energy Market or MAE has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed on November 12, 2004 by the Electric Energy Trading Chamber (CCEE or Spot Market), a private corporate entity subject to ANEEL regulation and inspection.

COPEL has not recognized as actual and final the data concerning the sale of electric energy by COPEL Distribuição on the Wholesale Energy Market (MAE or Spot Market), currently CCEE, in 2000, 2001, and the first quarter of 2002. These figures were calculated according to criteria and amounts that take into account decisions by the Regulatory Agency which have been challenged by the Company both administratively and judicially.

The Company's claim is substantially based on the fact that it conducted power sale transactions, which should not serve as basis for calculations made by the regulatory agency, only to fulfill contractual obligations to customers on the southeastern market. The estimated amount of discrepancies in calculation was approximately R$ 1,317,000 (restated as of June 30, 2010), which has not been recognized by the Company as a supplier liability.

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Based on the opinion of its legal counsel, management considers it possible that the final rulings in these lawsuits will be favorable to the Company.

Current transactions at CCEE(1)

	Copel
	Geração e	Copel		UEG
	Transmissão	Distribuição	Elejor	Araucária		Consolidated
					30.06.2010	31.03.2010
Current assets (Note 5)
Until December 2009	-	901	-	105	1,006	28,761
From January through March 2010	27,117	-	1,455	-	28,572	28,572
From April through June 2010	25,871	-	211	-	26,082	-
	52,988	901	1,666	105	55,660	57,333
Current liabilities (Note 20)
From January through March 2010	-	3,899	-	-	3,899	3,899
From April through June 2010	-	7,671	-	-	7,671	-
	-	11,570	-	-	11,570	3,899

Changes in the CCEE balances (1)

	Balances	Payments	Additions	Balances
	31.03.2010			30.06.2010
Current assets
Until December 2009	28,761	(27,755)	-	1,006
From January through March 2010	28,572	-	-	28,572
From April through June 2010	-	(7,580)	33,662	26,082
	57,333	(35,335)	33,662	55,660
(-) Current liabilities
From January through March 2010	3,899	-	-	3,899
From April through June 2010	-	(7,201)	14,872	7,671
	3,899	(7,201)	14,872	11,570
Net total	53,434	(28,134)	18,790	44,090

(1) Unaudited information.

34.        Financial Instruments

The use of financial instruments by the Company is restricted to Cash and Cash Equivalents, Customers and Distributors, Accounts Receivable from Government Agencies, Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná, Bonds and Securities, Collaterals and Escrow Accounts, Loans and Financing, Debentures, and Suppliers.

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a)     Market Value of Financial Instruments

The market values of the Company’s main financial instruments as of June 30, 2010, which were close to their carrying values, are shown below:

Financial instruments
Consolidated	Market value		Book value
	30.06.2010	30.06.2010	31.03.2010
Cash and cash equivalents	1,476,519	1,476,519	1,695,486
Customers and distributors (1)	1,023,129	1,023,129	1,029,922
Accounts receivable from government agencies (1)	140,307	140,307	137,673
CRC transferred to State Government (2)	1,296,238	1,296,238	1,275,734
Bonds and securities (3)	47,316	47,348	44,385
Collaterals and escrow accounts - bonds (3)	115,660	115,666	119,968
Loans and financing (4)	918,426	918,426	921,786
Debentures (5)	612,446	618,699	604,518
Suppliers - Eletrobrás (Itaipu) (1)	80,263	80,263	79,263
Suppliers - Petrobras (Compagas) (1)	27,549	27,549	26,259
Other suppliers (1)	597,970	597,970	619,991

1)     Amounts recognized at nominal realization value and similar to market values.

2)     This amount represents the transfer to the Government of the State of Paraná of credits owed by the Federal Government, under a specific agreement, similar to a loan, yielding interest of 6.65% p.a., plus restatement according to the variation of the IGP-DI inflation index.  Thus, the value of this asset is determined by rates set by the market, and it is shown at present value.

3)     The market values of quotas in investment funds have been calculated according to criteria established by the respective by-laws and ratified by the managing banks.

4)     All loan agreements signed by the Company provide for restatement of balances according to market indicators. Thus, the balance of loans and financing is shown at present value.

5)     The market value of the Company’s debentures was calculated according to the Unit Price quote on June 30, 2010, obtained from the National Association of the Financial Market Institutions (ANDIMA).

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b)Risk Factors

1)     Credit risk

The Company’s credit risk comprises the possibility of losses due to difficulties in collecting payment of bills issued to customers, concession holders, and permission holders. This risk is closely tied to factors that are either internal or external to COPEL. To minimize this risk, the Company focuses on the management of receivables, detecting customer segments which are most likely not to pay their bills, suspending power supply, and implementing specific collection policies, tied to real estate or personal securities whenever possible.

Doubtful accounts are properly covered by provisions to offset potential losses in their realization.

2)     Foreign currency risk

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobrás (Itaipu) is recorded under the account for compensation of Portion A as invoices are paid and it is passed on to customers in COPEL Distribuição's annual rate reviews.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the Company's results. Compagas continually negotiates with its customers, trying whenever possible to pass these costs on to them.

The Company’s exposure to foreign currency risk is shown below:

			Net
	Assets	Liabilities	exposure
			30.06.2010
Collaterals and escrow accounts	28,940	-	28,940
Loans and financing	-	(83,081)	(83,081)
Suppliers
Eletrobrás (Itaipu)	-	(80,263)	(80,263)
Petrobras (purchase of gas by Compagas)	-	(27,549)	(27,549)
	28,940	(190,893)	(161,953)

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Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of June 30, 2010, with the exchange rate of R$/US$ 1.80, and the likely scenario also takes into account an exchange rate (end of period) of R$/US$ 1.80, which is a market average projection for 2010 according to the Focus Report issued by the Brazilian Central Bank on July 2, 2010. The adverse and remote scenarios, take into account deterioration of 25% and 50%, respectively, compared to the likely scenario in the main risk factor for each financial instrument.

		Baseline	Likely	Adverse	Remote
	Risk	30.06.2010	Scenario	Scenario	Scenario

Financial Assets
Collaterals and escrow accounts	USD appreciation	28,940	28,940	36,175	43,410

Financial Liabilities
Loans and financing
IDB (1)	USD appreciation	19,225	19,225	24,030	28,836
STN	USD appreciation	63,832	63,832	79,789	95,747
Eletrobrás	USD appreciation	24	24	31	37
		83,081	83,081	103,850	124,620
(1) Calculation does not take into account the influence of fluctuations in the IDB currency basket

3)     Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce revenues or increase financial expenses in connection with assets and liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continued to monitor interest rates and market indicators, in order to assess the potential need for such transactions as a way of protecting against such risks.

The Company’s exposure to interest rate and monetary variation risks is shown below:

			Net
	Assets	Liabilities	exposure
			30.06.2010
Financial investments	1,412,232	-	1,412,232
CRC transferred to State Government	1,296,238	-	1,296,238
Loans and financing	-	(835,345)	(835,345)
Debentures	-	(618,699)	(618,699)
	2,708,470	(1,454,044)	1,254,426

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Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline takes into account the existing balances in each account as of June 30, 2010, and the likely scenario takes into account the indicators (CDI/SELIC, IGP-DI, IGP-M, and TJLP) estimated as market average projections for 2010 according to the Focus Report issued by the Brazilian Central Bank on July 2, 2010. The adverse and remote scenarios, take into account deterioration of 25% and 50%, respectively, compared to the likely scenario in the main risk factor for each financial instrument.

		Baseline	Likely	Adverse	Remote
Operation	Risk	30.06.2010	Scenario	Scenario	Scenario

Financial assets
Financial investments	Lower CDI/SELIC	1,412,232	1,560,092	1,523,121	1,486,173

CRC transferred to State Government	Lower IGP-DI	1,296,238	1,339,864	1,312,122	1,284,379

Financial liabilities
Loans and financing
Banco do Brasil	Higher CDI	341,110	361,207	366,059	370,847
Eletrobrás - Finel	Higher IGP-M	192,344	193,603	194,459	195,315
Eletrobrás - RGR	No Risk (1)	112,580	112,580	112,580	112,580
BNDES - Compagás	Higher TJLP	9,596	9,880	9,950	10,019
Finep	Higher TJLP	7,100	7,311	7,363	7,414
BNDES Copel Geração e Transmissão	Higher TJLP	86,270	88,820	89,446	90,068
Banco do Brasil transfer of BNDES funds	Higher TJLP	86,345	88,897	89,524	90,146
		835,345	862,298	869,381	876,389

Debentures	Higher CDI	618,699	655,149	663,949	672,634

(1) Loan restated according to the UFIR rate

4)     Accelerated maturity risk

This risk results from the potential breach of restrictive contract provisions, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

5)     Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

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According to the 2009 Annual Power Operation Plan, published annually at www.ons.org.br, the National System Operator projects a comfortable situation in terms of supply to the power market over the next 5 years, from May 2009 until December 2013, based on the probability analyses used in this kind of study.  The criteria for guarantee of supply established by the National Power Policy Council (CNPE) (risk of power deficit below 5%) is easily met in all regions of Brazil during this five-year period)(1).

(1) Unaudited information.

6)     Risk of non-renewal of concessions

COPEL holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by the Ministry of Mines and Energy (MME) with the support of ANEEL. If the extension of these concessions is not approved by the regulatory authority or even if it occurs at additional costs to the Company ("costly concession"), current profitability and activity levels may be affected.

7)     Financial instruments - derivatives

Pursuant to CVM Ruling no. 550, dated October 17, 2008, COPEL reviewed its transactions and did not identify any derivative instruments.

8)     Risk of failure to meet the construction schedule under Concession Contract no. 001/2007 – MME – Mauá Power Plant

In the event of failure to observe the construction schedule for the Mauá Power Plant, the members of Consórcio Energético Cruzeiro do Sul are subject to the fines established in the applicable legislation, particularly those established under ANEEL resolutions. In addition to penalties, the members of the consortium are liable to fulfill the power sale agreements signed in the regulated environment (CCEARs), pursuant to ANEEL regulation.

Delays in the delivery of power from the Mauá Power Plant will need to be attributable to court orders which prevented the beginning of construction or interrupted it, i.e., an obligation affected by the acts of third-parties, particularly those of the government, or to an act of God or force majeure. In these circumstances, the concession contract itself provides for the waiver of liability of the concession holders.

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35.        Related-Party Transactions

a)     Parent Company

					Parent Company
Related party / Nature of operation		Assets		Liabilities		Income
	30.06.2010	31.03.2010	30.06.2010	31.03.2010	30.06.2010	30.06.2009

Controlling shareholders
State of Paraná
Dividends payable (1)	-	-	3,753	32,336	-	-
BNDESPAR (5)
Dividends payable	-	-	-	17,149	-	-
Senior management
Wages, social charges, and others (Note 31.c)	-	-	-	-	(3,638)	(3,610)
Pension and healthcare contributions (Note 22)	-	-	-	-	(166)	(97)

The main transactions between the Parent Company and its subsidiaries and investees are shown in Note 14, Receivables from Related Parties, and Note 15, Investments.

The Parent Company became in 2002 guarantor of the loans signed by its investee Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor). As of June 30, 2010, the outstanding debt balances were R$ 29,883 and R$ 18,010, respectively.

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b)    Consolidated

					Consolidated
Related party / Nature of operation		Assets		Liabilities		Income
	30.06.2010	31.03.2010	30.06.2010	31.03.2010	30.06.2010	30.06.2009
Controlling shareholders
State of Paraná
Dividends payable (1)	-	-	3,753	32,336	-	-
Electricity bill installments (2)	37,871	37,030	-	-	894	2,530
Luz Fraterna Program (3)	4,025	10,318	-	-	-	-
Telecom bill installments (2)	4,160	4,067	-	-	126	358
Wages and social charges of
transferred employees (4)	2,307	2,233	-	-	-	-
CRC (Note 6)	1,296,238	1,275,734	-	-	106,211	29,011
ICMS (VAT) (Note 7.2)	117,774	118,138	152,882	153,078	-	-
BNDES (5)
Financing for investments in gas pipelines (N. 18.e)	-	-	9,596	11,177	(568)	(534)
Financing for the Mauá HPP and its Associated
Transmission System (Note 18.g)	-	-	86,270	85,999	(4,738)	-
BNDESPAR (5)
Debentures	-	-	-	-	(3,248)	(11,095)
Dividends payable	-	-	-	17,149	-	-
Investees
Dona Francisca Energética
Purchase of electricity (6)	-	-	4,936	5,100	(29,786)	(29,949)
Dividends receivable by COPEL	28	2,317	-	-	-	-
Sanepar
Dividends receivable by Dominó Holdings	3,684	5,135	-	-	-	-
Senior management
Wages, social charges, and others (Note 31.c)	-	-	-	-	(5,431)	(5,260)
Pension and healthcare contributions (Note 22)	-	-	-	-	180	97
Other related parties
Petrobras
Lease of Araucária TPP (Note 1)	2,169	546	-	-	5,107	35,435
Suppy and transport of gas (7)	545	244	-	-	3,046	8,293
Purchase of gas for resale (7)	-	-	27,549	26,259	(69,231)	(68,828)
Advance payment to suppliers (7)	10,800	8,290	-	-	-	-
Dividends payable (7)	-	-	1,098	2,229	-	-
Dutopar Participações Ltda (8)
Dividends payable	-	-	1,098	2,229	-	-
Paineira Participações S.A. (9)
Dividends payable	-	-	-	2,145	-	-
Fundação Copel
Rent of administrative facilities	-	-	-	-	(4,106)	(3,771)
Pension and healthcare plans (Note 22)	-	-	381,177	377,372	-	-
Instit. de Tecnol. p/ o Desenvolvimento - Lactec (10)
Services rendered and R&D	28,793	23,012	106	40	(2,951)	(7,589)

 The amounts resulting from the operating activities of COPEL Distribuição involving related parties are billed at the rates approved by ANEEL, and those of COPEL Telecomunicações are accounted for according to terms and conditions similar to those in effect in transactions with independent parties.

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1)     Total dividends for fiscal year 2009 distributed to the State of Paraná, controlling shareholders, amounted to R$ 73,958.

2)     Agreement for renegotation of power bills and Luz Fraterna Program bills with COPEL Distribuição, in the original amount of R$ 84,883, and agreement for renegotiation of the bills for internet connection at public schools with COPEL Telecomunicações, in the amount of R$ 12,000. These agreements were signed on April 20, 2007, for payment in 45 monthly installments, restated according to the SELIC interest rate, generating the financial revenues shown in the table above.

3)     The Luz Fraterna Program, created under Law no. 491, dated September 11, 2003, allows the State Government to pay for the electricity bills of low income families in Paraná – which have  duly applied for the program – provided their consumption does not exceed 100 kWh a month.  This benefit is available to residential customers with single phase connections, rural customers with single phase connections or two phase connections with circuit breakers of up to 50 ampères. Applicants must not have more than one electricity bill under their names and must not have any pending debts to COPEL.

4)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The Company set aside a provision in the amount of R$ 2,036 in connection with the balances as of June 30, 2010 and March 31, 2010.

5)     BNDESPAR holds 26.41% of the Company’s common shares and has the right, under a shareholders’ agreement, to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 18. On March 5, 2010, ELEJOR paid off the debentures held by BNDESPAR. Total dividends for fiscal year 2009 distributed to BNDESPAR amounted to R$ 51,193.

6)     Power purchase agreement signed by Dona Francisca Energética and COPEL Geração e Transmissão, expiring on October 6, 2015.

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7)     These balances refer to transactions with Petrobras, which holds a 24.5% interest in Compagas, and with its subsidiaries, Petrobras Distribuidora S.A. - BR and Petrobras Gás S.A. – Gaspetro. The supply and transport of piped gas and the purchase of gas for resale are conducted at market prices and conditions. Advance payments to suppliers refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, and are covered by a future compensation clause. Compagas has the right to receive gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. In light of the prospects of increased consumption by the market, Compagas management believes the company will consume the accumulated gas volumes as of December 31, 2009 in the next fiscal years.

8)     Dutopar Participações Ltda. holds 24.5% of Compagas’ share capital.

9)     Paineira Participações Ltda. holds 30% of ELEJOR’ share capital.

10)   The Institute of Technology for Development (LACTEC) was constituted on February 6, 1997 as a nonprofit organization whose goal is to promote economic, scientific, technological, and social development and the sustainable conservation of the environment. In 2000, it was qualified by the Ministry of Justice, based on Law no. 9,970, as a Public Interest Civil Society Organization (OSCIP), which allows it, among other things, to enter partnerships with government agencies with no need for competitive bidding. Its members are: COPEL, the Federal University of Paraná (UFPR), the Engineering Institute of Paraná (IEP), the Paraná Federation of Industries (FIEP), and the Commercial Association of Paraná (ACP). LACTEC has service and R&D contracts with COPEL Geração e Transmissão and COPEL Distribuição, which are subject to prior or later control and approval by ANEEL. The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to ANEEL.

36.        Financial Statements by Wholly-Owned Subsidiaries

Shown below are the financial statements, reclassified for purposes of standardization of the chart of accounts, as of June 30, 2010, of the following subsidiaries of COPEL: Copel Geração e Transmissão (GET), Copel Distribuição (DIS), Copel Telecomunicações (TEL), Compagas (COM), Elejor (ELE), UEG Araucária (UEG), Copel Empreendimentos (CEM), Centrais Eólicas (CEO), and Dominó Holdings (DOM). In order to allow the analysis of the statement of operations according to the nature of the expenses, the operating costs and expenses are presented in aggregate form.

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ASSETS	GET	DIS	TEL	COM	ELE	UEG	CEO	DOM
30.06.2010
TOTAL ASSETS	5,662,391	6,040,138	270,121	278,163	638,886	646,678	10,044	320,272
CURRENT ASSETS	1,368,007	1,592,882	50,574	69,148	91,014	138,816	8,651	6,102
Cash and cash equivalents	990,456	131,201	15,569	38,724	49,720	119,841	8,326	1,604
Customers and distributors, net	233,997	856,173	-	-	17,045	-	134	-
Telecommunications services, net	-	-	20,388	-	-	-	-	-
Distribution of piped gas	-	-	-	27,546	-	-	-	-
Dividends receivable	4,480	-	-	-	-	-	-	3,684
Construction in progress	22,807	72,434	-	-	477	-	-	-
CRC transferred to the State Government	-	52,595	-	-	-	-	-	-
Taxes and social contributions	3,630	95,058	2,670	564	-	16,653	188	800
Deferred income tax and social contribution	18,499	61,068	1,070	-	-	-	-	-
CVA regulatory assets	-	182,372	-	-	-	-	-	-
Bonds and securities	488	5,001	-	-	-	-	-	-
Collaterals and escrow accounts	73,202	19,123	-	251	23,338	28	-	-
Other receivables	11,763	39,313	1,390	846	434	2,294	3	14
Inventories	8,685	78,544	9,487	1,217	-	-	-	-
NONCURRENT ASSETS	4,294,384	4,447,256	219,547	209,015	547,872	507,862	1,393	314,170
Long-term receivables	133,689	1,748,742	11,109	30,481	227	249	-	91
Customers and distributors, net	-	50,387	-	-	-	-	-	-
Distribution of piped gas	-	-	-	18,434	-	-	-	-
CRC transferred to the State Government	-	1,243,643	-	-	-	-	-	-
Taxes and social contributions	7,929	73,561	5,382	-	-	-	-	-
Deferred income tax and social contribution	73,369	243,448	5,727	527	-	-	-	-
CVA regulatory assets	-	26,110	-	-	-	-	-	-
Bonds and securities	41,858	-	-	-	-	-	-	-
Collaterals and escrow accounts	-	28,940	-	-	-	-	-	-
Judicial deposits	8,652	78,087	-	181	227	249	-	91
Advance payments to suppliers	-	-	-	10,800	-	-	-	-
Other receivables	1,881	4,566	-	539	-	-	-	-
Investments	385,985	4,235	-	2	-	-	-	311,526
Property, Plant, and Equipment	3,700,241	2,622,553	199,255	177,036	544,754	507,600	1,393	-
Intangible Assets	74,469	71,726	9,183	1,496	2,891	13	-	2,553

LIABILITIES	GET	DIS	TEL	COM	ELE	UEG	CEO	DOM
30.06.2010
TOTAL LIABILITIES	5,662,391	6,040,138	270,121	278,163	638,886	646,678	10,044	320,272
CURRENT LIABILITIES	883,448	1,319,071	20,144	53,455	55,042	6,911	6,447	4,675
Loans and financing	54,825	16,449	-	6,367	-	-	-	-
Suppliers	120,991	422,751	6,331	27,951	4,181	5,067	3	1
Taxes and social contributions	110,173	172,062	2,575	11,338	9,661	1,157	44	953
Deferred income tax and social contribution	-	62,006	-	-	-	-	-	-
Dividends payable	473,108	206,481	1,156	4,481	-	-	6,400	3,715
Payroll and labor provisions	35,127	108,044	8,905	2,237	147	78	-	6
Post-employment benefits	6,289	16,436	1,019	-	-	-	-	-
CVA regulatory liabilities	-	121,745	-	-	-	-	-	-
Other regulatory liabilities	40,091	1,311	-	-	-	-	-	-
Regulatory charges	3,863	46,115	-	-	-	-	-	-
R&D and EEP	9,317	101,641	-	-	3,099	576	-	-
Concession charge - ANEEL grant	-	-	-	-	36,610	-	-	-
Other accounts payable	29,664	44,030	158	1,081	1,344	33	-	-
LONG-TERM LIABILITIES	841,019	1,550,328	15,543	12,979	280,205	3,912	-	4
Loans and financing	335,153	161,998	-	3,229	-	-	-	-
Contingencies and Reserve for Litigation	202,594	248,361	891	328	342	3,053	-	4
Investees and subsidiaries	-	686,736	-	-	279,863	-	-	-
Suppliers	178,911	-	-	-	-	-	-	-
Taxes and social contributions	-	50,001	-	-	-	859	-	-
Deferred income tax and social contribution	-	9,068	-	8,059	-	-	-	-
Post-employment benefits	97,246	244,466	14,652	1,006	-	-	-	-
CVA regulatory liabilities	-	59,784	-	-	-	-	-	-
R&D and EEP	24,429	89,914	-	-	-	-	-	-
Other accounts payable	2,686	-	-	357	-	-	-	-
SHAREHOLDERS' EQUITY	3,937,924	3,170,739	234,434	211,729	303,639	635,855	3,597	315,593
Stock capital	3,505,994	2,624,841	194,755	135,943	69,450	707,440	3,061	113,368
Capital reserves	-	-	-	-	1,322	-	-	-
Legal reserve	155,706	82,274	1,886	12,746	2,017	-	-	13,700
Retained earnings for investments	-	468,552	22,815	39,005	28,747	-	-	175,516
Accrued income (losses)	276,224	(4,928)	14,978	24,035	22,103	(71,585)	536	13,009
Adv. payment for future capital increase	-	-	-	-	180,000	-	-	-

81

STATEMENT OF OPERATIONS	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM
30.06.2010
OPERATING REVENUES	934,874	3,558,118	82,086	149,938	95,247	5,107	-	580	-
Elecricity sales to final customers	79,556	1,681,328	-	-	-	-	-	-	-
Electricity sales to distributors	743,890	32,054	-	-	95,247	-	-	580	-
Charges for the use of the power grid	93,705	1,808,438	-	-	-	-	-	-	-
Telecommunications revenues	-	-	82,086	-	-	-	-	-	-
Distribution of piped gas	-	-	-	148,456	-	-	-	-	-
Leases and rents	534	29,701	-	-	-	5,107	-	-	-
Other operating revenues	17,189	6,597	-	1,482	-	-	-	-	-
DEDUCTIONS FROM OPERATING REVENUES	(137,230)	(1,501,821)	(14,916)	(30,909)	(4,868)	(473)	-	(189)	-
NET OPERATING REVENUES	797,644	2,056,297	67,170	119,029	90,379	4,634	-	391	-
OPERATING COSTS AND EXPENSES	(382,059)	(2,178,349)	(46,521)	(84,508)	(41,003)	(26,210)	(38)	(144)	(663)
Electricity purchased for resale	(28,013)	(1,267,326)	-	-	-	-	-	-	-
Charges for the use of the power grid	(94,540)	(286,850)	-	-	(3,631)	(6,716)	-	-	-
Personnel and management	(88,433)	(256,221)	(18,849)	(5,489)	(860)	(338)	-	-	(14)
Pension and healthcare plans	(12,313)	(36,361)	(2,387)	(452)	-	-	-	-	-
Materials and supplies	(6,986)	(29,577)	(635)	(159)	(98)	(38)	-	-	-
Raw materials and supplies for generation	(10,007)	-	-	-	-	(875)	-	-	-
Natural gas and supplies for gas business	-	-	-	(69,306)	-	-	-	-	-
Third-party services	(29,868)	(131,207)	(7,775)	(2,699)	(4,358)	(2,041)	(2)	(29)	(267)
Depreciation and amortization	(66,596)	(88,651)	(16,332)	(4,806)	(8,195)	(16,052)	-	(104)	(365)
Provisions and reversals	16,306	(53,133)	925	(7)	(152)	-	-	-	-
Concession charge - ANEEL grant	-	-	-	-	(18,961)	-	-	-	-
Other operating costs and expenses	(61,609)	(29,023)	(1,468)	(1,590)	(4,748)	(150)	(36)	(11)	(17)
GROSS OPERATING INCOME (LOSSES)	415,585	(122,052)	20,649	34,521	49,376	(21,576)	(38)	247	(663)
Interest income (expenses)	14,955	115,732	1,998	1,837	(15,937)	6,166	352	339	(365)
Result of equity in investees	(8,620)	-	-	-	-	-	(9,246)	-	17,707
OPERATING INCOME (LOSSES)	421,920	(6,320)	22,647	36,358	33,439	(15,410)	(8,932)	586	16,679
Provision for income tax and s. contribution	(153,552)	(109,331)	(7,854)	(12,326)	(11,336)	-	(63)	(50)	(2)
Deferred income tax and social contribution	7,856	110,723	185	3	-	-	-	-	-
INCOME (LOSSES) FOR THE PERIOD	276,224	(4,928)	14,978	24,035	22,103	(15,410)	(8,995)	536	16,677

37.        Statement of Operations Broken Down by Company

      In order to allow the analysis of the statement of operations according to the nature of the expenses, the operating costs and expenses are presented in aggregate form for the quarter ended on June 30, 2010, not taking into account the results of equity in the Parent Company’s subsidiaries.

82

STATEMENT OF OPERATIONS								Parent Company	Subtractions and noncontrolling interests
	GET	DIS	TEL	COM	ELE	UEG	Other			Consolidated
30.06.2010
OPERATING REVENUES	934,874	3,558,118	82,086	149,938	95,247	5,107	580	-	(196,492)	4,629,458
Electricity sales to final customers	79,556	1,681,328	-	-	-	-	-	-	(2,127)	1,758,757
Electricity sales to distributors	743,890	32,054	-	-	95,247	-	580	-	(126,691)	745,080
Charges for the use of the power grid	93,705	1,808,438	-	-	-	-	-	-	(42,864)	1,859,279
Telecommunications revenues	-	-	82,086	-	-	-	-	-	(21,152)	60,934
Distribution of piped gas	-	-	-	148,456	-	-	-	-	-	148,456
Leases and rents	534	29,701	-	-	-	5,107	-	-	(600)	34,742
Other operating revenues	17,189	6,597	-	1,482	-	-	-	-	(3,058)	22,210
DEDUCTIONS FROM OPERATING REVENUES	(137,230)	(1,501,821)	(14,916)	(30,909)	(4,868)	(473)	(189)	-	-	(1,690,406)
NET OPERATING REVENUES	797,644	2,056,297	67,170	119,029	90,379	4,634	391	-	(196,492)	2,939,052
OPERATING COSTS AND EXPENSES	(382,059)	(2,178,349)	(46,521)	(84,508)	(41,003)	(26,210)	(845)	(22,260)	196,492	(2,585,263)
Electricity purchased for resale	(28,013)	(1,267,326)	-	-	-	-	-	-	126,691	(1,168,648)
Charges for the use of the power grid	(94,540)	(286,850)	-	-	(3,631)	(6,716)	-	-	42,864	(348,873)
Personnel and management	(88,433)	(256,221)	(18,849)	(5,489)	(860)	(338)	(14)	(3,638)	-	(373,842)
Pension and healthcare plans	(12,313)	(36,361)	(2,387)	(452)	-	-	-	(166)	-	(51,679)
Materials and supplies	(6,986)	(29,577)	(635)	(159)	(98)	(38)	-	(7)	-	(37,500)
Raw materials and supplies for generation	(10,007)	-	-	-	-	(875)	-	-	-	(10,882)
Natural gas and supplies for gas business	-	-	-	(69,306)	-	-	-	-	-	(69,306)
Third-party services	(29,868)	(131,207)	(7,775)	(2,699)	(4,358)	(2,041)	(298)	(2,491)	26,337	(154,400)
Depreciation and amortization	(66,596)	(88,651)	(16,332)	(4,806)	(8,195)	(16,052)	(469)	(377)	-	(201,478)
Provisions and reversals	16,306	(53,133)	925	(7)	(152)	-	-	(15,195)	-	(51,256)
Concession charge - ANEEL grant	-	-	-	-	(18,961)	-	-	-	-	(18,961)
Compensation for use of water resources	(56,248)	-	-	-	(4,066)	-	-	-	-	(60,314)
Other operating costs and expenses	(5,361)	(29,023)	(1,468)	(1,590)	(682)	(150)	(64)	(386)	600	(38,124)
GROSS OPERATING INCOME (LOSSES)	415,585	(122,052)	20,649	34,521	49,376	(21,576)	(454)	(22,260)	-	353,789
Interest income (expenses)	14,955	115,732	1,998	1,837	(15,937)	6,166	326	14,754	-	139,831
Equity in results of investees	-	-	-	-	-	-	17,707	38,046	-	55,753
OPERATING INCOME (LOSSES)	430,540	(6,320)	22,647	36,358	33,439	(15,410)	17,579	30,540	-	549,373
Provision for income tax and s. contribution	(153,552)	(109,331)	(7,854)	(12,326)	(11,336)	-	(115)	(1,983)	-	(296,497)
Deferred income tax and social contribution	7,856	110,723	185	3	-	-	-	3,337	-	122,104
Non-controlling shareholders' interests	-	-	-	-	-	-	-	-	(15,326)	(15,326)
INCOME (LOSSES) FOR THE PERIOD	284,844	(4,928)	14,978	24,035	22,103	(15,410)	17,464	31,894	(15,326)	359,654

38.        Statement of Added Value

For the quarters ended on June 30, 2010 and June 30, 2009:

83

		Consolidated
	30.06.2010	30.06.2009

Revenues
Electricity, services, and other revenues	4,629,457	4,217,412
Allowance for doubtful accounts	(10,942)	(10,579)
Other operating revenues (expenses)	(10,364)	(5,483)
Total	4,608,151	4,201,350

( - ) Supplies acquired from third parties
Electricity purchased for resale	1,268,964	864,687
Charges for the use of the power grid ( - ) ESS	320,998	266,765
Materials, supplies, and services from third-parties	209,410	193,675
Natural gas and supplies for the gas business	88,115	88,080
Emergency capacity charges and PROINFA	6,350	143
Other	61,871	84,296
Total	1,955,708	1,497,646

( = ) GROSS ADDED VALUE	2,652,443	2,703,704

( - ) Depreciation and amortization	201,478	196,679

( = ) NET ADDED VALUE	2,450,965	2,507,025

( + ) Transferred Added Value
Interest income	240,253	191,616
Result of equity in subsidiaries and investees	55,753	21,481
Total	296,006	213,097

ADDED VALUE TO DISTRIBUTE	2,746,971	2,720,122
(next page)

84

(continued)
			Consolidated
	30.06.2010%		30.06.2009%
DISTRIBUTION OF ADDED VALUE:

Personnel
Salaries and wages	245,377		237,334
Pension and healthcare plans	51,678		(11,827)
Meal assistance and education allowance	29,642		26,978
Social charges - FGTS	19,919		19,169
Labor indemnifications (reversal)	13,706		14,994
Profit sharing	32,545		32,986
Transfer to construction in progress	(36,498)		(42,676)
Total	356,369	13.0	276,958	10.2

Government
Federal	944,322		925,655
State	968,727		841,441
Municipal	1,632		1,431
Total	1,914,681	69.6	1,768,527	65.0

Financing agents
Interests and penalties	93,541		92,849
Leases and rents	7,400		6,712
Total	100,941	3.7	99,561	3.7

Shareholders
Non-controlling shareholders' interests	15,326		13,012
Retained earnings	359,654		562,064
Total	374,980	13.7	575,076	21.1

	2,746,971		2,720,122

The accompanying notes are an integral part of these financial statements.

85

39. Subsequent Event

COPEL wins at auction a concession for a power plant in Mato Grosso

At auction of power from new power generation facilities held on July 30, 2010, COPEL won the concession to build and operate the Colíder Power Plant, which will be built on the Teles Pires River (State of Mato Grosso), featuring 300 MW of installed capacity and 179.6 MW of assured power.

COPEL beat the competition by offering a 10.9% discount off the base price set by ANEEL and committing to selling 70% of the eletricity generated by the facility at a price of R$ 103.40 (one hundred and three reais and fourty cents) per MWh. The energy from this facility will be distributed to 27 distribution utilities throughout the country.

The mandatory sale in the regulated environment of 70% of the assured power from the Colíder Power Plant will secure total annual revenues of R$ 113,200, for 30 years, to COPEL. The remaining 30% will be dealt on the free market, where sales prices are higher.

Since it is a project included in the Federal Government's Growth Acceleration Program (PAC), COPEL will file for an exemption from the National Monetary Council to make it eligible for BNDES financing.

The facility’s transmission system will comprise a substation and a 130-km transmission line, both running at 500 thousand volts.

The preliminary environmental license for the Colíder Hydroelectric Power Plant was issued in

December 2009.

86

COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER

(In thousands of reais, except where otherwise indicated)

1                      Distribution

Customer connections – In June 2010, COPEL supplied 3,671,272 customers (3,571,243 in June 2009), with an increase of 100,029 customers (2.8%) over the past 12 months.

Compact-design distribution lines – COPEL has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology helps to preserve the environment, as trees in the vicinity of power grids do not need to be cut off or severely trimmed, and to improve the quality of power supply by reducing the number of unplanned outages. The total length of urban compact-design distribution lines in operation as of June 2010 was 2,008 km (1,746 km as of June 2009), with an increase of 262 km (15.0%) over the past 12 months.

Secondary Isolated Lines – COPEL has also invested in low-voltage (127/220 V) secondary isolated lines, which offer such significant advantages over regular overhead lines as:

- improvement in DEC and FEC distribution performance indicators;

- defense against illegal connections;

- improved environmental conditions and reduced tree areas subject to trimming;

- improved safety;

- reduced voltage drops throughout the grid; and

- increased transformer useful life due to the reduction of short-circuits, among other advantages.

The total length of secondary isolated lines in operation as of June 2010 was 5,568 km (4,305 km as of June 2009), with an increase of 1,263 km (29.3%) over the past 12 months.

Market breakdown – The generation of energy by COPEL in the first half of 2010 was 12,922.5 GWh (5,397.4 GWh in the same period of 2009). The Company purchased 8,234.6 GWh from CCEAR (auction) (against 7,519.5 GWh in the same period of 2009) and 2,627.3 GWh from Itaipu (against 2,660.0 GWh in the same period of 2009), as shown in the flowchart below:

87

Energy Sales (MWh) – The following table features COPEL’s total energy sales, including those by COPEL Distribuição and those by COPEL Geração e Transmissão:

88

Category			In MWh
	Jan-June 2010	Jan-June 2009	Variation
Copel Distribuição
Captive Market	10,660,899	9,954,657	7.1%
Residential	2,963,955	2,802,656	5.8%
Industrial	3,497,147	3,173,330	10.2%
Commercial	2,255,120	2,110,111	6.9%
Rural	921,209	877,826	4.9%
Other	1,023,468	990,734	3.3%
Concession and permission holders	279,122	255,924	9.1%
CCEE (Spot)	1,530	31,145	-95.1%
Total for COPEL Distribuição	10,941,551	10,241,726	6.8%

Copel Geração e Transmissão
CCEAR (Copel Distribuição)	609,397	559,054	9.0%
CCEAR (other utilities)	6,583,581	6,616,001	-0.5%
Adjustment Auction (Copel Distribuição)	-	136,782	-
Free customers	485,883	549,230	-11.5%
Bilateral contracts	790,466	507,719	55.7%
CCEE (Spot)	1,660	61,891	-97.3%
Total for Copel Geração e Transmissão	8,470,987	8,430,677	0.5%
Total	19,412,538	18,672,403	4.0%
Obs.: This does not include energy made available through the Energy Reallocation Mechanism (MRE)
CCEE: Electric Energy Trading Chamber (Spot Market)
CCEAR: Energy Trading Agreements in the Regulated Environment

COPEL Distribuição’s captive market –The captive market alone consumed 10, 661 GWh, with 7.1% growth.

Residential customers consumed 2,964 GWh, with 5.8% growth, as a result of a stable formal job market, increased wages, and availability of credit. This customer category accounted for 27.8% of COPEL’s captive market consumption. At the end of the period, COPEL recorded 2,893,098 residential customers, with 2.7% increase over June 2009.

Industrial customers consumed 3,497 GWh, with a 10.2% increase, on account of the recovery of industrial output, which has recorded excellent results in 2010. This customer category accounted for 32.8% of COPEL’s captive market consumption. At the end of the first half of 2010, COPEL supplied power to 67,777 captive industrial customers.

Commercial customers consumed 2.255 GWh, with 6.9% growth. This customer category accounted for 21.2% of COPEL’s captive market consumption. At the end of the first half of 2010, COPEL supplied power to 301,009 commercial customers.

Rural customers consumed 921 GWh, with 4.9% growth, on account of the increase in the number of customers and the economic recovery. This customer category accounted for 8.6% of COPEL’s captive market consumption. At the end of the quarter, COPEL supplied power to 360,482 rural customers.

89

The other consumption categories (public agencies, public lighting, public services, and own consumption) consumed 1,023 GWh, with 3.3% growth. These categories accounted for 9.6% of COPEL’s captive market consumption. At the end of the first half of 2010, COPEL supplied power to 48,896 customers in these categories.

Number of customers – The number of final customers (captive customers of COPEL Distribuição plus free customers supplied by COPEL Geração e Transmissão) billed in June 2010 was 3,671,272, representing growth of 2.8% over the same month of 2009.

Category			Customers
	June 2010	June 2009	Variation
Residential	2,893,098	2,818,001	2.7%
Industrial	67,777	64,957	4.3%
Commercial	301,009	296,684	1.5%
Rural	360,482	343,826	4.8%
Other	48,896	47,762	2.4%
Total for captive customers	3,671,262	3,571,230	2.8%
Free customers - Copel Geração e Transmissão	10	13	-23.1%
Total	3,671,272	3,571,243	2.8%

1.1        Management

Workforce – COPEL’s workforce at the end of the first half of 2010 amounted to 8,680 employees assigned to the Company’s wholly-owned subsidiaries and 131 employees assigned to the companies controlled by COPEL, as follows:

		Employees
	June 2010	June 2009
Wholly-owned subsidiaries
Copel Geração e Transmissão	1,618	1,622
Copel Distribuição	6,611	6,517
Copel Telecomunicações	451	388
	8,680	8,527
Subsidiaries
Compagas	114	103
Elejor	7	6
UEG Araucária	10	3
	131	112

1.2        Investor Relations

From January through June 2010, COPEL’s common shares (ON - code CPLE3) and class B preferred shares (PNB - code CPLE6) were traded on 94% and 100%, respectively, of the São Paulo Stock Exchange (BM&FBOVESPA) trading sessions.

90

COPEL’s free floating shares accounted for 45.0% of the Company’s stock capital. Out of the 65 securities that make up the Ibovespa index, COPEL’s class B shares accounted for 0.7% of the portfolio, with a Beta index of 0.54.

COPEL also accounts for 6.7% of the IEE (Electric Energy Index) portfolio and 1.1% of the ISE (Corporate Sustainability Index) portfolio.

As reported by BM&FBovespa, the closing price of COPEL’s common shares on the last trading day of the period was R$ 34.24 (a negative variation of 6.2%), and class B preferred shares were traded at R$ 37.20 (an increase of 0.4%). From January through June, the Ibovespa index recorded a negative variation of 11.2%.

On the New York Stock Exchange (NYSE), COPEL’s class B preferred shares, represented by American Depositary Shares (ADSs), are traded at Level 3, under the code ELP. As reported by NYSE, COPEL’s ADSs were traded on 100% of the trading sessions and had a closing price of US$ 20.65 at the end of the period (a 3.7% drop). Over this period, the Dow Jones index fell 6.3%.

On LATIBEX (The Euro Market for Latin-American Securities), linked to the Madrid Stock Exchange, COPEL’s Class B preferred shares are traded under the symbol XCOP. As reported by LATIBEX, COPEL’s XCOPs were traded on 99% of the trading sessions and had a closing price of 17.16 euros at the end of the period (a 15.8% increase).

Stock performance - January through June 2010	Common Shares		Class B Preferred Shares
	Total	Daily average	Total	Daily average
Bovespa
Trades	1,344	12	237,340	1,945
Number of shares	1,419,500	12,343	76,130,600	624,021
Volume (in thousands of reais)	50,167	436	2,757,285	22,601
Trading sessions	115	94%	122	100%
Nyse
Number of shares	28,160	655	62,040,023	500,323
Volume (in thousands of dollars)	537	12	1,256,532	10,133
Trading sessions	43	35%	124	100%
Latibex
Number of shares	-	-	289,260	2,371
Volume (in thousands of euros)	-	-	5,161	42
Trading sessions	-	-	122	99%

1.3        Rates

The average rate for sales to final customers in June 2010 reached R$ 217.53/MWh, representing a 3.1% increase compared with the rate effective in June 2009.

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Under ANEEL Resolution no. 1015, dated June 22, 2010, COPEL Distribuição’s electricity rates were increased 9.74% on average, out of which 6.88% correspond to the annual economic rate review and 2.86% correspond to financial components, resulting in an average impact of 2.46% on the rates paid by captive customers.

Average rates for sales to final customers are shown below:

Average rates to final customers (a)			R$/MWh
	June 2010	June 2009	Variation
Residential	270.17	258.03	4.7%
Industrial (b)	189.86	187.74	1.1%
Commercial	233.90	228.13	2.5%
Rural	156.67	151.24	3.6%
Others	179.92	174.41	3.2%
	217.53	210.96	3.1%
(a) Net of ICMS (VAT)
(b) Does not include free customers

Under ANEEL Resolution no. 1,022, dated June 29, 2010, the monthly rate for transport of power from Itaipu Binacional, applicable to Itaipu customers, was set at R$ 3,731.05/MW (a 6.1% increase).

The main rates for power purchased by COPEL are shown below:

Rates for electricity purchases			R$/MWh
	June 2010	June 2009	Variation
Itaipu	96.89	101.31	-4.4%
Auction - CCEAR 2005-2012	71.74	68.18	5.2%
Auction - CCEAR 2006-2013	84.20	79.90	5.4%
Auction - CCEAR 2007-2014	95.96	91.02	5.4%
Auction - CCEAR 2007-2014 (A-1)	119.87	113.93	5.2%
Auction - CCEAR 2008-2015	101.29	96.00	5.5%
Auction - CCEAR 2008-H30	126.20	119.94	5.2%
Auction - CCEAR 2008-T15 (a)	156.10	148.38	5.2%
Auction - CCEAR 2009-2016	113.10	107.52	5.2%
Auction - CCEAR 2009-H30	134.89	128.21	5.2%
Auction - CCEAR 2009-T15 (a)	152.56	145.01	5.2%
Auction CCEAR 2010 H30	124.11	-	-
Auction CCEAR 2010 T15 (a)	149.45	-	-
(a) Average auction price restated according to the IPCA inflation index. In practice, prices are composed of three elements: a fixed portion, a variable portion, and CCEE expenses. The cost of the latter two depends on facility dispatch pursuant to National System
Operator scheduling.

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The main rates for power sold by COPEL to distributors are shown below:

Rates for sales to distributors			R$/MWh
	June 2010	June 2009	Variation
Auction - CCEAR 2005-2012	72.18	68.88	4.8%
Auction - CCEAR 2006-2013	85.25	81.33	4.8%
Auction - CCEAR 2007-2014	94.75	90.53	4.7%
Auction - CCEAR 2008-2015	100.86	96.27	4.8%
Auction - CCEAR 2009-2016	114.79	109.63	4.7%
Utilities within Paraná	141.85	125.74	12.8%

1.4        Economic and Financial Performance

Revenues (Note 29)

As of June 2010, net revenues from sales and/or services reached R$ 2,939,051, an amount 8.3% greater than the R$ 2,713,490 recorded from as of June 2009.

This increase resulted mostly from the following factors:

(i) a 15.3% increase in revenues from sales to final customers, which reflects only actual sales revenues, not including revenues from the use of the distribution system (TUSD), due to the expansion of the Company’s total market demand (7.1% of captive market growth in the first half of 2010);

(ii) a 14.0% increase in revenues from sales to distributors, mostly on account of the revenues from auction transactions and from the Electric Energy Trading Chamber (CCEE).

(iii) a 23.8% increase in COPEL Telecomunicações’ revenues due to service to new customers and added services to existing ones; and

(iv) a 36.1% reduction in "other operating revenues", due mostly to lower revenues from the lease of the Araucária Thermal Power Plant.

Operating Costs and Expenses (Note 31)

At the end of June 2010, operating costs and expenses amounted to R$ 2,585,263, representing an increase of 31.4% over the R$ 1,967,754 recorded in the same period of 2009. The main variations were:

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A 52.9% increase in power purchased for resale due mostly to increases in: (i) the CVA regulatory asset on energy sales, in the amount of R$ 228,568; (ii) electricity purchases at auctions, in the amount of R$ 78,326; (iii) purchases from Itaipu, in the amount of R$ 99,430; (iv) higher funds under PROINFA (the Program of Incentives to New Alternative Energy Sources), in the amount of R$ 28,622; and (v) an offsetting reduction in power purchased at CCEE, in the amount of R$ 31,972.

A 31.8% increase in charges for the use of the power grid, due mostly to the R$ 32,206 increase in System Service Charges (ESS) and a R$ 50,047 increase in Basic Network charges.

A 6.1% increase was recorded under personnel and management expenses – which amounted to R$ 373,842 as of June 2010 – compared to the same period last year. This increase was due basically to the 4.97% wage increase (accrued INPC inflation index of 4.45% plus actual increase of 0.5%) and a 1.0% wage adjustment, amounting to 6.02%, applied as of October 2009, and to the increase in social charges on payroll.

A 537.0% increase was recorded under pension and healthcare plans – which amounted to R$ 51,679 as of June 2010 – compared to the same period last year. This increase was due to the final accrual of amounts set by the actuary for the pension plan, on account of the settlement of the actuarial debt.

The 17.3% increase in materials compared to the same period of 2009 was due mostly to higher purchases of materials and supplies for the power grid, fuels and vehicle parts, and civil construction materials.

The 8.0% increase in third-party services was due mostly to higher expenses with power grid maintenance, facility maintenance services, upkeep of easement areas, and data processing and transmission.

Interest Income (Expenses), Net (Note 32)

This item recorded a 27.6% increase, due mostly to higher monetary variations on the CRC balance, restated according to the variation of the IGP-DI inflation index, which was 5.5% in the first half of 2010.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA) reached R$ 555,266 in June 2010, a figure 41.1% lower than the one recorded in the same period of last year (R$ 942,415), as shown below:

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Calculation of EBITDA		Consolidated
	30.06.2010	30.06.2009
Net income for the period	359,654	562,064
Deferred IRPJ and CSLL	(122,106)	57,875
Provision for IRPJ and CSLL	296,497	228,427
Equity in results of investees	(55,753)	(21,481)
Interest expenses (income), net	(139,830)	(94,161)
Non-controlling shareholders' interests	15,326	13,012
EBIT	353,788	745,736
Depreciation and amortizaion	201,478	196,679
Adjusted EBITDA	555,266	942,415
Net Operating Revenues - NOR	2,939,051	2,713,490
EBITDA Margin % (EBITDA ÷ NOR)	18.9%	34.7%

Net income

From January through June 2010, COPEL recorded net income of R$ 359,654, corresponding to R$ 1.3143 per share.

The non financial and non accounting information in Comments on the Performance of the Company in the Quarter have not been audited by the independent auditors.

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OTHER INFORMATION DEEMED MATERIAL BY THE COMPANY (1)

In compliance with the provisions of the BOVESPA’s Regulation of Level 1 Special Corporate Governance Practices, we provide below a list of the shareholders who hold more than 5% of any type of Company stock, the consolidated shareholding situation of the controlling parties and senior management, and COPEL’s free-float:

								As of 30/06/2010
COMPANHIA PARANAENSE DE ENERGIA - C O P E L								(In Shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
TREASURY STOCK		-	-	-	-	-	-	-	-
OTHER SHAREHOLDERS		21,703,707	14.96	394,021	100.00	100,934,629	78.71	123,032,357	44.96
TOTAL		145,031,080	100.00	394,021	100.00	128,230,274	100.00	273,655,375	100.00
Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government. It has a Shareholders' Agreement with the State of Paraná.

								As of 30/06/2009
COMPANHIA PARANAENSE DE ENERGI A - C O P E L								(In Shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
	SHAREHOLDERS	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
	CREDIT SUISSE HEDGING-GRIFFO CV S.A (FUNDS)	9,774,900	6.74	-	-	-	-	9,774,900	3.57
	BARCLAYS PLC. (FUNDS)	-	-	-	-	6,634,591	5.17	6,634,591	2.42
	TREASURY STOCK	-	-	-	-	-	-	-	-
	OTHER SHAREHOLDERS	11,928,807	8.23	396,063	100.00	94,297,996	73.54	106,622,866	38.96
	TOTAL	145,031,080	100.00	396,063	100.00	128,228,232	100.00	273,655,375	100.00
Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government. It has a Shareholders' Agreement with the State of Paraná.

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								As of 30/06/2010
COMPANHIA PARANAENSE DE ENERGIA - COPEL								(In Shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
	SHAREHOLDERS	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
	MAJORITY SHAREHOLDER	123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
SENIOR MGMT	BOARD OF DIRECTORS	8	0.00	-	-	-	-	8	0.00
	BOARD OF OFFICERS	102	0.00	-	-	-	-	102	0.00
	FISCAL COUNCIL	-	-	-	-	-	-	-	-
	TREASURY STOCK	-	-	-	-	-	-	-	-
	OTHER SHAREHOLDERS	21,703,597	14.96	394,021	100.00	100,934,629	78.71	123,032,247	44.96
	TOTAL	145,031,080	100.00	394,021	100.00	128,230,274	100.00	273,655,375	100.00
	FREE-FLOAT	21,703,597	14.96	394,021	100.00	100,934,629	78.71	123,032,247	44.96

								As of 30/06/2009
COMPANHIA PARANAENSE DE ENERGIA - COPEL								(In Shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
	SHAREHOLDERS	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
	MAJORITY SHAREHOLDER	123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
SENIOR MGMT	BOARD OF DIRECTORS	9	0.00	-	-	-	-	9	0.00
	BOARD OF OFFICERS	102	0.00	-	-	-	-	102	0.00
	FISCAL COUNCIL	-	-	-	-	-	-	-	-
	TREASURY STOCK	-	-	-	-	-	-	-	-
	OTHER SHAREHOLDERS	21,703,596	14.96	396,063	100.00	100,932,587	78.71	123,032,246	44.96
	TOTAL	145,031,080	100.00	396,063	100.00	128,228,232	100.00	273,655,375	100.00
	FREE-FLOAT	21,703,596	14.96	396,063	100.00	100,932,587	78.71	123,032,246	44.96

(1) Unaudited information.

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COMPOSITION OF THE GROUPS IN CHARGE OF CORPORATE GOVERNANCE

BOARD OF DIRECTORS
Chairman	Léo de Almeida Neves
Executive Secretary Members	RONALD THADEU RAVEDUTTI JORGE MICHEL LEPELTIER JOÃO CARLOS FASSINA LAURITA COSTA ROSA LUIZ ANTONIO RODRIGUES ELIAS MUNIR KARAM ROGÉRIO DE PAULA QUADROS
AUDIT COMMITTEE
Chairwoman	LAURITA COSTA ROSA
Members	JORGE MICHEL LEPELTIER ROGÉRIO DE PAULA QUADROS
FISCAL COUNCIL
Chairman	OSMAR ALFREDO KOHLER
Members	HERON ARZUA MASSAO FABIO OYA MURICI DOS SANTOS WILSON PORTES
BOARD OF OFFICERS
Chief Executive Officer	RONALD THADEU RAVEDUTTI
Chief Finance, Investor Relations, and Corporate Partnerships Officer	RAFAEL IATAURO
Chief Corporate Management Officer	LUIZ ANTONIO ROSSAFA
Chief Power Distribution Officer	VLADEMIR SANTO DALEFFE
Chief Power Generation and Transmission and Telecommunications Officer	RAUL MUNHOZ NETO
Chief Legal Officer	REGINA MARIA BUENO BACELLAR
Chief Engineering Officer	EDSON SARDETO
Chief Environmental and Corporate Citizenship Officer	MARLENE ZANNIN
ACCOUNTANT
Accountant – CRC-PR-024769/O-3	ENIO CESAR PIECZARKA

For information about Investor Relations, please contact: ri@copel.com -	Fones: +55 (41) 3222-2027/ +55 (41) 3331-4359
Fax: +55 (41) 3331-2849

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Deloitte Touche Tohmatsu Rua Pasteur, 463 - 5º andar Curitiba – PR – 80250-080 Brasil Tel: + 55 (41) 3312-1400 Fax:+ 55 (41) 3312-1470 www.deloitte.com.br

INDEPENDENT AUDITOR REPORT ON THE REVIEW OF THE QUARTERLY INFORMATION

To the Shareholders, Directors, and Officers of
Companhia Paranaense de Energia - COPEL
Curitiba - PR

1.   We have reviewed the financial information (parent company and consolidated) contained in the Quarterly Information Report (ITR) of Companhia Paranaense de Energia – COPEL and its subsidiaries for the quarter ended on June 30, 2010, comprising the balance sheet, the statements of operations, the statements of cash flows, changes in shareholders’ equity, and added value, the performance report, and the accompanying notes, prepared under the responsibility of the management of the Company.

2.   Our review was carried out in compliance with the specific standards set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and basically comprised: (a) inquiries of and discussions with the senior managers responsible for the accounting, financial, and operating areas of the Company and its subsidiaries, with regard to the main criteria adopted in the preparation of the quarterly information; and (b) a review of the information and of the subsequent events which have, or may have, significant effects on the financial position and operations of the Company and its subsidiaries.

3.   Based on our special review, we are not aware of any material modifications that should be made to the quarterly information contained in the quarterly report discussed above so as to make it compliant with the accounting practices adopted in Brazil, consistent with the regulations of the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of quarterly reports.

4.   As discussed in Note 3, during the year of 2009 several pronouncements, interpretations, and technical guidelines were issued by the Accounting Pronouncements Committee (CPC), effective in 2010, changing the accounting practices adopted in Brazil.  As allowed by CVM Ruling no. 603/09, Company management has chosen to present its quarterly information report in accordance with the accounting practices in effect until December 31, 2009, i.e., the Company did not apply the new rules in effect in 2010. As required by Ruling no. 603/09, COPEL disclosed this fact in Note 3 of the Quarterly Information Report, together with a description of the main changes which may have an impact on its end-of-period financial statements and explanations about the reasons preventing the presentation of estimates of their potential effects on shareholders' equity and income, as required by the Ruling.

Curitiba, August 10, 2010.

DELOITTE TOUCHE TOHMATSU Independent Auditors CRC nº 2 SP-011.609/O-8 F-PR	Iara Pasian Accountant CRC nº 1 SP-121.517/O-3 S-PR

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 30, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.